As confidentially submitted to the Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on April 13, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amesite Operating Company
(Exact name of registrant as specified in its charter)

Delaware	7372	82-3431717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

205 East Washington Street, Suite B

Ann Arbor, MI 48104
(650) 516-7633
(Address and telephone number of registrant’s principal executive offices)

Ann Marie Sastry, Ph.D.
Chief Executive Officer
Amesite Operating Company
205 East Washington Street, Suite B

Ann Arbor, MI 48104

(650) 516-7633
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Friedman Alexander T. Yarbrough Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☐

If this Form is filed to register additional securities for a registration statement pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common stock, par value $0.0001 per share	$	$
Total	$	$	*

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 13, 2020

PRELIMINARY PROSPECTUS

                             Shares

Amesite Operating Company

Common Stock

This is the initial public offering of shares of common stock of Amesite Operating Company. We are offering shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $        and $        per share.

We intend to apply to list our shares of common stock on The NYSE American under the symbol “AMST”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1) We refer you to “Underwriting” beginning on page 60 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters a                -day option to purchase up to          additional          shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                        , 2020.

Prospectus dated                        , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

-i-

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” or “the Company” refer to: (i) Amesite Operating Company before the completion of the Reorganization as defined and described below; and (ii) Amesite Inc. as of and following the completion of the Reorganization. Additionally, references to our “Board” refer to: (i) prior to the date of the Reorganization, the board of directors of Amesite Operating Company; and (ii) following the date of the Reorganization, the board of directors of our Company as the surviving entity.

Overview

We are an artificial intelligence driven platform and course designer, that rapidly provides customized, high performance and scalable online products for schools and businesses. We use machine learning to provide a novel, mass customized experience to learners. Our customers are businesses, universities and colleges and K-12 schools. We are passionate about improving the learner experience and learner outcomes in online learning products, and improving our customers’ ability to create and deliver both. We are focused on creating the best possible technology solutions and have been awarded an innovation award for our product. We are committed to our team, and have twice been recognized with workplace excellence awards.

Our Strategy

We work closely with our customers to deliver online learning products. Our business model offers flexibility for our customers, either in sharing revenue or in licensing our platform and paying fees to us to create, launch and maintain learning products. We convert customer content onto our proprietary platform, and use the proprietary data we collect on learner behavior and responses with their consent, to deliver to learners engaging, effective college courses. We aim to reduce the cost of delivering outstanding online learning products, and improve learner experience and performance.

Our Proprietary Technology

We believe that online learning products are essential for accessibility, engagement and scalability for educational institutions and businesses alike. We utilize artificial intelligence to achieve improved engagement, and continuous integration of current, qualified information into our learning products.

Our Research and Development Programs

We use advanced technologies to create effective and accessible learning environments. We seek to improve learning at many levels: K-12, college and professional. Our research and development programs will expand continuously based on learner preferences, outcomes and the desires of our customers. Some of these will include:

●	Improvements in learner engagement with cloud-based platforms. We will continuously gather data on how learners engage with us and other online platforms, and conduct research and development to create and incorporate useful tools for learning on our platform.

●	Improvements in instructor experience using our platform. We will continuously develop tools designed to improve the ability of our customers to deliver timely and relevant content, deliver assessments which are fair, correctly represent educational objectives and give repeatable outcomes when employed on our platform.

●	Algorithms for optimizing learning products for those pursuing certifications or degrees. We will conduct research to improve the efficiency and robustness of our algorithms, employing mixed models to deliver validated tools. We will use our algorithms to deliver solutions for seeking courses, determining their transferability, and determining their applicability toward degrees.

●	Qualification of information for use by learners at the college level. We plan to provide both our customers and our learners with the constantly improving ability to find and integrate qualified information into products on our platform, and maximize learner ability to utilize qualified information, designed to offer learners the most carefully curated, most relevant, timely and engaging materials in every discipline in which we offer products.

Risks Factors

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section titled “Risk Factors.” These risks include, among others, the following:

●	We have a short operating history in online programs and may fail to grow our customer base;

●	We have not developed a strong customer base and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business;

●	There is substantial doubt about our ability to continue as a going concern;

●	Our business model relies on us successfully licensing our platform and providing services to K-12 schools, colleges and universities, and businesses for creation and online delivery of their learning products. If we fail to attract customers, or to negotiate agreements with them that provide us with sustainable revenue, it will impair our ability to operate and grow our business;

●	We will be relying on our college and university customers, to drive enrollment and revenue and continue to license our platform and pay for our services;

●	We will be relying on our K-12 customers to adopt online learning programs;

●	We will be relying on our enterprise customers to prioritize providing online learning programs to train or upskill their workforces;

●	We will face intense competition, which may cause pricing pressures, decreased gross margins and loss of market share and may materially and adversely affect our business, financial condition and results of operations;

●	We are dependent on the services of certain key management personnel, employees, advisors and consultants. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively;

●	We have risk factors within and outside of our control that may inhibit our ability to deliver products on our platform;

●	We may have risks related to our financial condition;

●	We may have risks related to managing any growth we may experience;

●	If our security measures or those of our future business partners are breached or fail and result in unauthorized disclosure of data, we could lose customers and/or fail to attract new customers. Such breach or failure could also harm our reputation and expose us to protracted and costly lawsuits;

●	We may have risks related to regulatory requirements;

●	We face risks and challenges related to any implementation of blockchain technology into our business to protect user information;

●	An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price;

●	The price of our common stock may fluctuate substantially;

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively;

●	We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results;

●	Market and economic conditions may negatively impact our business, financial condition and share price;

●	If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline;

●	You will incur immediate dilution as a result of this offering;

●	Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall;

●	We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares;

●	We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors;

●	We may be at risk of securities class action litigation;

●	The NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions;

●	Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters;

●	If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult;

●	Comprehensive tax reform bills could adversely affect our business and financial condition;

●	Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval;

●	Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

●	Certain provisions of our Certificate of Incorporation and Delaware law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders’ interest.

Corporate Reorganization

We are currently a Delaware corporation named Amesite Operating Company and a wholly-owned subsidiary of Amesite Inc., a Delaware corporation (“Amesite Parent”). In connection with this offering, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we plan to consummate a reorganizational merger (the “Reorganization”), whereby we will merge with and into Amesite Parent, with our Company resulting as the surviving entity. In connection with the same, we will file a Certificate of Ownership and Merger with the Delaware Secretary of State, and our name will change from “Amesite Operating Company” to “Amesite Inc.” (“New Amesite”). The Reorganization is subject to the approval of the stockholders of Amesite Parent and will not be consummated unless and until it is approved. References throughout this prospectus to our “stockholders” include the holders of stock that is offered and sold in this offering, as well as holders of our common stock as a result of the Reorganization.

The assets, liabilities and operations reflected in the historical financial statements prior to the Reorganization are those of Amesite Operating Company and are recorded at the historical cost basis of Amesite Operating Company. The consolidated financial statements after completion of the Reorganization will include the assets, liabilities and results of operations of the merged companies for all periods presented.

Emerging Growth Company

We are an “emerging growth company” as defined in the JOBS Act. We could remain an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of approximately $1.1 billion or more during any fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise generally applicable to public companies. These provisions include:

●	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	option of delaying the adoption of certain new or revised financial accounting standards;

●	reduced disclosure about our executive compensation arrangements;

●	no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced disclosure and other requirements, and thus the information we provide to you may be different than you might get from other public companies in which you hold shares.

Our Corporate Information

We were originally incorporated in the State of Delaware on November 14, 2017 under the name “Amesite Inc.” On April 27, 2018, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lola One Acquisition Corporation, a Delaware corporation (“Lola One”), and Lola One Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Lola One (“Lola Acquisition Sub”). Pursuant to the terms of the Merger Agreement, on April 27, 2018, we merged with and into Lola One Acquisition Sub, Inc., with our Company as the surviving entity. As a result, we became a wholly-owned subsidiary of Lola One. At the effective time of the Merger, Lola One changed its name to Amesite Inc., which is now Amesite Parent, and our name was changed to Amesite Operating Company.

Our corporate headquarters are located at 205 East Washington Street, Suite B, Ann Arbor, MI 48104, and our telephone number is (650) 516-7633. We maintain a website at www.amesite.com. Our filings with the SEC will be available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, this prospectus or our other filings with the SEC, and should not be relied upon.

All trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares ( if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares	The underwriters have an option for a period of days to purchase up to an additional shares of our common stock at the initial public offering price, less the underwriting discount.
Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to The Company will allocate the proceeds from the Offering to product development, marketing and working capital and general corporate purposes. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this Offering for any such acquisitions or investments at this time. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Risk factors	See “Risk Factors” on page 7 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NYSE American symbol	AMST

The number of shares of our common stock to be outstanding after this offering is based on 16,231,821 shares of our common stock outstanding as of April 13, 2020, after giving effect to the Reorganization, and excludes:

●	2,045,315 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $1.57;

●	2,529,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

Except as otherwise indicated, all information in this prospectus assumes:

●	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

Summary Financial Data

We present below our summary historical financial data. The historical financial data as of June 30, 2019 and 2018 and our unaudited financial data for the six months ended December 31, 2019 and 2018 has been derived from our audited financial statements and the related notes thereto, which are included elsewhere in this prospectus. The selected statements of operations data for the six months ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 are for Amesite Operating Company prior to the completion of the Reorganization and are derived from our unaudited interim financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes included elsewhere in this prospectus. Our financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”).

	June 30		December 31
	2019	2018	2019 (unaudited)
Assets
Current Assets
Cash and cash equivalents	$1,008,902	$4,274,116
Other receivable	-	5,000
Prepaid expenses and other current assets	97,842	53,609
Property and Equipment – Net	89,657	95,706
Capitalized Software – Net	974,562	99,000
Security Deposit	5,000	5,000
Total assets	$2,175,963	$4,532,431
Liabilities and Stockholder’s Equity
Current Liabilities
Accounts payable	$207,543	$5,264
Advances from stockholder	-	1,065
Accrued and other current liabilities:
Accrued compensation	48,643	47,674
Accrued subcontractor fees	28,000	16,915
Accrued professional fees	25,000	172,340
Other accrued liabilities	21,848	9,994
Total current liabilities	331,034	253,252
Stockholder’s Equity:
Contributed capital	6,305,427	4,800,746
Accumulated deficit	(4,460,498)	(521,567)
Total stockholder’s equity	1,844,929	4,279,179
Total liabilities and stockholder’s equity	$2,175,963	$4,532,431

Year ended June 30, 2019, Six Months Ended June 30, 2018, and Period from November 14, 2017 (date of incorporation) through December 31, 2017 and six months ended December 31, 2019 and 2018 (unaudited)

				December 31 (unaudited)	December 31 (unaudited)
	2019	2018	2019	2019	2018
Net Revenue	$14,920	$-
Operating Expenses
General and administrative expenses	527,496	35,096	6,564
Research & development expenses	151,437	39,362	16,990
Travel expenses	43,891	3,155	1,938
Office rent	69,471	26,609	5,973
Professional fees	1,516,611	316,516	-
Payroll and related expenses	1,676,266	69,364	-
Total operating expenses	3,985,172	490,102	31,465
Interest Income	31,321	-	-
Net Loss	$(3,938,931)	$(490,102)	$(31,465)

Loss per Share
Basic loss per share	$(3,939)	$(490)	$(31)
Weighted average shares outstanding	1,000	1,000	1,000

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to our Business

We have a short operating history in online programs and may fail to grow our customer base.

We were incorporated in November 2017, and have no operating history in offering online courses. Historically, we have had no significant tangible assets other than cash. If our assumptions about market needs are incorrect, we may fail to launch courses and gain initial customers. Even if we launch courses in a timely manner, our assumptions regarding recovery of upfront costs and growth of revenue may differ substantially from reality, in which case we will fail to achieve our revenue goals.

We have not developed a strong customer base and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platform will require significant capital. We will also incur substantial accounting, legal and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue or result in the Company not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

There is substantial doubt about our ability to continue as a going concern.

We are in the early stages of developing our customer base and have not completed our efforts to establish a stabilized source of revenue sufficient to cover our costs over an extended period of time. For the six months ended December 31, 2019 the year ended June 30, 2019 and the six months ended June 30, 2018, we had net losses of $1,912,743, $3,938,931 and $490,102, respectively. We have concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital and implement our business plan. There is no assurance that we will be successful in implementing our business plan or that we will be able to generate sufficient cash from operations, sell securities or borrow funds on favorable terms or at all. Our inability to generate significant revenue or obtain additional financing could have a material adverse effect on our ability to fully implement our business plan and grow our business to a greater extent than we can with our existing financial resources.

Our business model relies on us successfully licensing our platform and providing services to K-12 schools, colleges and universities, and businesses for creation and online delivery of their learning products. If we fail to attract customers, or to negotiate agreements with them that provide us with sustainable revenue, it will impair our ability to operate and grow our business.

We may not be able to convince educational institutions and businesses that our methods will produce better outcomes than their current approaches to online learning products, in a cost-effective manner. We may also not be able to convince them to dedicate significant resources to moving courses onto our platform and gain their trust in operating them collaboratively. If our learning products are not better, or only modestly better than the incumbent versions, we will be unable to grow and gain more customers, which will materially harm our business.

We will be relying on our college and university customers, to drive enrollment and revenue and continue to license our platform and pay for our services.

Factors within and outside of our control will affect enrollments and include the following:

●	Negative perceptions about online courses. Students may reject the opportunity to take courses online, when residential courses are offered as an option, due to negative perceptions of online education.

●	Ineffective marketing efforts. Our customers’ marketing efforts are required to drive enrollment of our online courses. If our customers fail to successfully execute our marketing strategies, they may not continue to license our platform.

●	Damage to customer reputation. Our customers’ rankings, reputation and marketing efforts strongly affect enrollments, none of which we control. If we fail to gain customers with strong, stable reputations and rankings, they will fail to achieve stable enrollments.

●	Lack of subscription to our courses. We do not control the courses required for a degree by our customers, and if the courses we offer do not build to a degree, enrollments could suffer.

●	Reduced enrollment in higher education due to lack of funding. Significant reductions in student funding, through grants or loans, would reduce enrollments in courses on our platform and could adversely affect our business model.

●	General economic conditions. Any contraction in the economy could be expected to reduce enrollment in higher education, whether by reducing funding, reducing corporate allowances for continuing education, general reductions in employment or savings or other factors. Any of these could substantially reduce licensing of our platform.

We will be relying on our K-12 customers to adopt online learning programs.

Factors within and outside of our control will affect sales and include the following:

●	Regulatory barriers. Certain jurisdictions in which we operate, including State Departments of Education, may determine that online programs do not meet regulatory requirements for K-12 schools. If such a determination were made, our business would be materially affected as a result.

●	Negative perceptions about online courses. Students may reject the opportunity to take courses online, when residential courses are offered as an option, due to negative perceptions of online education. No assurance be given that students and educators will quickly adopt to our online platform, if at all.

We will be relying on our enterprise customers to prioritize providing online learning programs to train or upskill their workforces.

Factors within and outside of our control will affect enrollments and include the following:

●	General economic conditions. Any contraction in the economy could be expected to cause business leaders to deprioritize workforce training.

●	Negative perceptions about online courses. Workers may reject the opportunity to take courses online through their employers.

We will face intense competition, which may cause pricing pressures, decreased gross margins and loss of market share and may materially and adversely affect our business, financial condition and results of operations.

We will compete with other online education services companies, and colleges and universities themselves. We expect competition in our markets to intensify, as new competitors enter the online education market, existing competitors merge or form alliances, and new technologies emerge. Our competitors may introduce new solutions and technologies that are superior to our platform. Certain of our competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can.

Increased competition could also result in pricing pressures, declining average selling prices for our service model, decreased gross margins and loss of market share. We will need to make substantial investments to develop these enhancements and technologies to our platform, and we cannot assure investors that we will have funds available for these investments or that these enhancements and technologies will be successful. If a competing technology emerges that is, or is perceived to be, superior to our existing technology and we are unable to adapt and compete effectively, our market share and financial condition could be materially and adversely affected, and our business, revenue, and results of operations could be harmed.

We are dependent on the services of certain key management personnel, employees, advisors and consultants.  If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.

We depend on the services of a number of key management personnel, employees, advisors and consultants and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain “key person” life insurance on any of our employees, except for our Chief Executive Officer. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We have risk factors within and outside of our control that may inhibit our ability to deliver products on our platform.

Our customers will rely on us to deliver a stable platform, with correct measures of performance in a manner that instructors, lecturers, graduate student assistants and professors can easily use.

Even if we are successful in delivering a stable platform, our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. The following factors may affect our operating results:

●	our ability to compete effectively;

●	our ability to continue to attract users to our platform;

●	our ability to attract new customers to our platform;

●	our ability to attract colleges and universities to our platform;

●	the mix in our net revenues generated from customers and colleges and universities;

●	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;

●	our focus on long term goals over short-term results;

●	the results of our investments in risky projects;

●	general economic conditions and those economic conditions specific to our online courses;

●	our ability to keep our platform operational at a reasonable cost and without service interruptions;

●	the success of our geographical and product expansion;

●	our ability to attract, motivate and retain top-quality employees;

●	foreign, federal, state or local government regulation that could impede our ability to operate our platform;

●	our ability to upgrade and develop our systems, infrastructure and products;

●	new technologies or services that block our platform and user adoption of these technologies;

●	the costs and results of litigation that we may face;

●	our ability to protect our intellectual property rights;

●	our ability to forecast revenue;

●	our ability to manage fraud and other activities that violate our terms of services;

●	our ability to successfully integrate and manage our colleges and universities; and

●	geopolitical events such as war, threat of war, or terrorist actions.

We may have risks related to our financial condition.

We have a history of losses, will need substantial additional funding to continue our operations and may not achieve or sustain profitability in the future.

Our operations have consumed substantial amounts of cash since inception. We do not expect more than nominal revenues until at least some point during the fiscal year ending June 30, 2020. If our expectations prove incorrect, our business, operating results and financial condition will be materially and adversely affected. We anticipate that our operating expenses will increase in the foreseeable future as we continue to pursue the development of our platform, invest in marketing, sales and distribution of our platform to grow our business, acquire customers, and commercialize our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in generating sufficient revenues to offset these increased expenses. In addition, we expect to incur significant expenses related to regulatory requirements, and our ability to obtain, protect, and defend our intellectual property rights.

We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we may need to obtain substantial additional funding in order to continue our operations. We cannot assure you that such additional funding will be available on favorable terms, or at all.

We may have risks related to managing any growth we may experience.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial condition and operating results.

While there are currently no specific plans to acquire any other businesses, we may, in the future, make acquisitions of, or investments in, companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities. In connection with these acquisitions or investments, we may:

●	issue shares of our common stock or other forms of equity that would dilute our existing stockholders’ percentage of ownership;

●	incur debt and assume liabilities; and

●	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that such acquisition will ultimately strengthen our competitive position or that such acquisition will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our expected operations, including:

●	problems integrating the purchased business, products or technologies;

●	challenges in achieving strategic objectives, cost savings and other anticipated benefits;

●	increases to our expenses;

●	the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;

●	inability to maintain relationships with prospective key customers, vendors and other business partners of the acquired businesses;

●	diversion of management’s attention from their day-to-day responsibilities;

●	difficulty in maintaining controls, procedures and policies during the transition and integration;

●	entrance into marketplaces where we have limited or no prior experience and where competitors have stronger marketplace positions;

●	potential loss of key employees, particularly those of the acquired entity;

●	that historical financial information may not be representative or indicative of results as a combined entity; and

●	that our business and operations would suffer in the event of system failures, and our operations are vulnerable to interruption by natural disasters, terrorist activity, power loss and other events beyond our control, the occurrence of which could materially harm our business.

If our security measures or those of our future business partners are breached or fail and result in unauthorized disclosure of data, we could lose customers and/or fail to attract new customers. Such breach or failure could also harm our reputation and expose us to protracted and costly lawsuits.

Our platform and computer systems store and transmit proprietary and confidential information that is subject to stringent legal and regulatory obligations. Due to the nature of our product, we face an increasing number of threats to our platform and computer systems including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. Our cybersecurity measures or those of our future business partners may be unable to anticipate, detect or prevent all attempts to compromise our systems or that of our future business partners. Our internal computer systems and those of our future business partners are or may also be vulnerable to telecommunication and electrical failures, the occurrence of which could result in material disruptions of our services. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract new customers, cause existing customers to scale back their offerings or elect not to renew their agreements, cause prospective students not to enroll or students to not stay enrolled in our offerings, or subject us to third-party lawsuits, regulatory fines or other action or liability. Such issues could also cause a delay in the further development of our new technology for on-line education. Any reputational damage resulting from breach of our systems or disruption of our services could create distrust of our company by prospective customers. We do not currently have cyber risk insurance. In the event that we obtain one, such insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. As a result, we may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

We may have risks related to regulatory requirements.

On-line education is subject to ongoing regulatory obligations and review. Maintaining compliance with these requirements may result in significant additional expense to us and any failure to maintain such compliance could cause our business to suffer.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and other costs. These enforcement actions could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees.

We face risks and challenges related to any implementation of blockchain technology into our business to protect user information.

We will face certain risks and challenges in implementing the blockchain, including, but not limited to:

●	the risk of inability to encode data properly;

●	the risk that institutions will be reluctant or unwilling to embrace the technology and recognize encoded data;

●	the risk that the encoding of data in the blockchain will prove unwieldy and therefore less preferred than traditional methods;

●	uncertainty in determining how fast an innovative technology will be accepted by the target market, if at all; and

●	the risk that the development of blockchain technology could be stifled or otherwise adversely impacted by regulatory uncertainty.

Risks Related to the Offering and Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to the consummation of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations between us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our common stock may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	sale of our common stock by our shareholders, executives, and directors;

●	volatility and limitations in trading volumes of our shares of common stock;

●	our ability to obtain financing;

●	the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

●	our ability to attract new customers;

●	changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of common stock by our shareholders;

●	our cash position;

●	announcements and events surrounding financing efforts, including debt and equity securities;

●	our inability to enter into new markets or develop new products;

●	reputational issues;

●	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

●	changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

●	changes in industry conditions or perceptions;

●	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

●	departures and additions of key personnel;

●	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

●	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment our securities or enhance shareholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply our cash in ways that enhance shareholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

●	inability to integrate or benefit from acquired technologies or services in a profitable manner;

●	unanticipated costs or liabilities associated with the acquisition;

●	difficulty integrating the accounting systems, operations and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

●	the potential loss of key employees;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, our stock price and trading volume may decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, after giving effect to the Reorganization, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $              per share, representing the difference between the assumed initial public offering price of $               per share (the midpoint of the price range on the cover of this prospectus) and our estimated pro forma net tangible book value per share as of December 31, 2019 of $         . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the ” JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, small-cap issuers have experienced significant stock price volatility, particularly when associated with regulatory requirements by governmental authorities, which our industry now increasingly faces. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

The NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to have our common stock listed on The NYSE American on or promptly after the date of this prospectus. Although after giving effect to this offering we expect to meet The NYSE American’s initial listing standards, we cannot assure you that our securities will be, or will continue to be, listed on The NYSE American in the future. In order to continue to have our securities listed on The NYSE American, we must maintain and comply with certain standards including, but not limited to, standards relating to corporate governance, stockholders equity and market value of listed securities. If we are unable to comply with the continued listing requirements of The NYSE American our securities may be delisted from The NYSE American. If our securities are delisted from The NYSE American, we could face significant adverse consequences including, but not limited to:

●	a limited availability of market quotations for our securities;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

Comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government recently enacted comprehensive federal income tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and each of our stockholders who owned greater than 5% of our outstanding Common Stock beneficially, as of April 13, 2020, after giving effect to the Reorganization to be consummated immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, own approximately 61.68% of our common stock. Accordingly, these stockholders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of the Company or our assets. The significant concentration of stock ownership may negatively impact the value of our Common Stock due to potential investors’ perception that conflicts of interest may exist or arise.

Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or employees.

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our Amended and Restated Certificate of Incorporation or the Company’s Bylaws, or (iv) any action asserting a claim against the Company, its directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Certain provisions of our Certificate of Incorporation and Delaware law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders’ interest.

Our Certificate of Incorporation and the Delaware General Corporation Law contain certain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of our Company, even when these attempts may be in the best interests of our stockholders. We also are subject to the anti-takeover provisions of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” unless the business combination is approved in a prescribed manner and prohibits the voting of shares held by persons acquiring certain numbers of shares without obtaining requisite approval. The statutes and our Certificate of Incorporation have the effect of making it more difficult to effect a change in control of our Company.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our planned online machine learning platform’s ability to enable universities and other clients to offer timely, improved popular courses and certification programs, without becoming software tech companies;

●	our planned online machine learning platform’s ability to result in opportunistic incremental revenue for colleges, universities and other clients, and improved ability to garner state funds due to increased retention and graduation rates through use of machine learning and natural language processing;

●	our ability to obtain additional funds for our operations;

●	our ability to obtain and maintain intellectual property protection for our technologies and our ability to operate our business without infringing the intellectual property rights of others;

●	our reliance on third parties to conduct our business and studies;

●	our reliance on third party designers, suppliers, and partners to provide and maintain our learning platform;

●	our ability to attract and retain qualified key management and technical personnel;

●	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act, or JOBS Act;

●	our financial performance;

●	the impact of government regulation and developments relating to our competitors or our industry; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors”. We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $       , based on an assumed initial public offering price of $        per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $       , based on an assumed initial public offering price of $         per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The Company will allocate the gross proceeds from the Offering to product development, marketing and working capital and general corporate purposes. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this Offering for any such acquisitions or investments at this time.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and investments will be sufficient to fund our current operations for at least twelve to eighteen months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash and cash equivalents.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019:

●	on an actual basis;

●	on an as adjusted basis to give further effect to the Reorganization and our issuance and sale of shares of our common stock included in the shares of common stock being sold in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2019
(in thousands, except share and per share data)	Actual	Pro Forma -After Reorganization (2)	As Adjusted (unaudited) (1)
Cash	$3,765,772	$
Common stock, par value $0.001 per share

Contributed capital	11,354,311
Paid in capital
Accumulated deficit	(6,373,241)
Total stockholders’ equity/(deficit)	$4,982,653

Total capitalization	$4,982,653	$	$

(1)	$1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.
(2)	The Reorganization has limited effects on the Company other than its equity accounts. Pro forma loss per share after the Reorganization is $___ and $___ for the periods ended _____ and _____.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2019 and excludes:

●	2,045,315 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $1.57;

●	2,529,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.  The data in this section is derived from our balance sheet as of December 31, 2019 and is presented after giving effect to the Reorganization. As-reorganized net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Reorganization. The data in this section is derived from our balance sheet as of December 31, 2019 and is presented after giving effect to the Reorganization.

Our as-reorganized net tangible book value as of December 31, 2019, after giving effect to the Reorganization, was $3,737,155, or $0.24 per share of common stock, based on shares of common stock outstanding at December 31, 2019. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at December 31, 2019, divided by the number of shares of common stock outstanding at December 31, 2019.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, based on an assumed public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, as-adjusted, as of December 31, 2019 would have been $       , or $       per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing shareholders and immediate dilution of $       per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis

Assumed initial public offering price per share			$
As-reorganized net tangible book value per share as of December 31, 2019		$0.24
Increase in pro forma as adjusted net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share immediately after this offering			$
Dilution per share to new investors in this offering			$

A $1.00 increase in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by $      per share and the dilution to new investors purchasing common stock in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions. A $1.00 decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value after this offering by $         per share and the dilution to new investors purchasing common stock in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $        per share. This represents an increase in pro forma as adjusted net tangible book value of $       per share to existing shareholders and dilution in pro forma as adjusted net tangible book value of $       per share to new investors.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2019 and excludes:

●	2,045,315 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $1.57;

●	2,529,000 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

●	shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $7.50 (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

The following table summarizes, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing shareholders and by new investors in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing shareholders			%	$		%	$
New investors			%			%	$
Total			%	$			$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                   percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by         percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above assumes no exercise of the underwriters’ over-allotment option in this offering. If the underwriters’ over-allotment option is exercised in full, the number of common shares held by new investors purchasing common stock in this offering would be increased to       % of the total number of shares of common stock outstanding after this offering, and the number of shares held by existing shareholders would be reduced to        % of the total number of shares of common stock outstanding after this offering.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plan, or we issue additional common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with “Summary Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a Delaware corporation named Amesite Operating Company (the “Company) and a wholly-owned subsidiary of Amesite Inc., a Delaware corporation (“Amesite Parent”).

We were originally incorporated in the State of Delaware on November 14, 2017 under the name “Amesite Inc.” On April 27, 2018, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lola One Acquisition Corporation, a Delaware corporation (“Lola One”), and Lola One Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Lola One (“Lola Acquisition Sub”). Pursuant to the terms of the Merger Agreement, on April 27, 2018, we merged with and into Lola One Acquisition Sub, Inc., with our Company as the surviving entity. As a result, we became a wholly-owned subsidiary of Lola One. At the effective time of the Merger, Lola One changed its name to Amesite Inc. and our name was changed to Amesite Operating Company. Following the merger we changed our fiscal year end to June 30.

We are a development stage artificial intelligence software company targeting the college course market. We are creating a cloud-based platform for college and university courses to be delivered to learners online and in hybrid online/on campus formats.

During the year ended June 30, 2019, the Company began generating revenue from its services and products. The Company’s activities are subject to significant risks and uncertainties, including failure to secure additional funding to execute the current business plan.

The following discussion highlights our results of operations and the principal factors that have affected our financial condition as well as our liquidity and capital resources for the fiscal year ended June 30, 2019 and the six month period ended June 30, 2018, and provides information that management believes is relevant for an assessment and understanding of the statements of financial condition and results of operations presented herein. The following discussion and analysis are based on our audited financial statements contained in this prospectus, which we have prepared in accordance with United States generally accepted accounting principles, or GAAP. You should read the discussion and analysis together with such financial statements and the related notes thereto.

Basis of Presentation

The financial statements contained herein have been prepared in accordance with GAAP and in consideration of SEC requirements.

Our fiscal year ends June 30. As a result of the change in fiscal year end previously described, the financial statements presented in this prospectus cover the year ended June 30, 2019, the six month period ended June 30, 2018, and period from November 14, 2017 (date of incorporation) through December 31, 2017.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 2 in the “Notes to Financial Statements”, we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our financial statements.

Internally-Developed Capitalized Software

We capitalize certain costs related to internal-use software, primarily consisting of direct labor and third-party vendor costs associated with creating the software. Software development projects generally include three stages: the preliminary project stage (all costs are expensed as incurred), the application development stage (certain costs are capitalized and certain costs are expensed as incurred) and the post-implementation/operation stage (all costs are expensed as incurred). Costs capitalized in the application development stage include costs related to the design and implementation of the selected software components, software build and configuration infrastructure, and software interfaces. Capitalization of costs requires judgment in determining when a project has reached the application development stage, the proportion of time spent in the application development stage, and the period over which we expect to benefit from the use of that software. Once the software is placed in service, these costs are amortized on the straight-line method over the estimated useful life of the software, which is generally three years.

Stock-Based Compensation

We have issued three types of stock-based awards under our stock plans: stock options, restricted stock units and stock warrants. All stock-based awards granted to employees, directors and independent contractors are measured at fair value at each grant date. We rely on the Black-Scholes option pricing model for estimating the fair value of stock-based awards granted, and expected volatility is based on the historical volatilities of peer company’s common stock. Stock options generally vest over two years from the grant date and generally have ten-year contractual terms. Restricted stock units generally have a term of 20 months from the closing date of the agreement. Stock warrants issued have a term of five years from the closing date of the respective private placements. Information about the assumptions used in the calculation of stock-based compensation expense is set forth in Notes 6 and 7 in the “Notes to Financial Statements” of this prospectus.

Results of Operations

Fiscal year ended June 30, 2019 compared to June 30, 2018

Revenue

We generated revenues of $14,920 for the year ended June 30, 2019 as compared to $0 for the six month period ended June 30, 2018.

Operating Expenses

Operating expenses for the year ended June 30, 2019 were $3,985,172 as compared to operating expenses of $490,102 for the six month period ended June 30, 2018. Operating costs for the periods primarily reflect payroll and related expenses (stock compensation expense of $607,115 and $180,802 for the year ended June 30, 2019 and the six-month period ended June 30, 2018, respectively) and contract services that support the development of our technology platforms.

Operating expenses for the year ended June 30, 2019 also include the fair value of 1,479,078 common stock warrants issued by Amesite Parent to a firm in connection with advisory services provided and recorded as an expense by the Company. The warrants have a term of five years and an exercise price of $1.50 per share. The Company measures the fair value of the warrants using the Black Scholes Model. The fair value of the warrants was $897,565 and is included in professional fees.

Investment Income. For the year ended June 30, 2019, investment income totaled $31,321 as compared to investment income of $0 for the six month period ended June 30, 2018.

Net Loss. Primarily as a result of the increased operating expenses noted above, , our net loss for the year ended June 30, 2019 was $3,938,931 as compared to a net loss for the six month period ended June 30, 2018 of $490,102.

Capital Expenditures

During the year ended June 30, 2019 and six month period ended June 30, 2018, we had capital asset additions of $1,029,357 and $183,418, respectively, which were comprised of $997,535 and $99,000, respectively, in capitalized technology and content development, and $31,822 and $84,418, respectively, of property and equipment, including primarily computer equipment, software, furniture and fixtures. We will continue to capitalize significant software development costs, comprised primarily of internal payroll, payroll related and contractor costs, as we build out and complete our technology platforms.

Financial position, liquidity, and capital resources

Overview

We are not currently profitable, and we cannot provide any assurance that we will ever be profitable. We incurred a net loss of $3,938,931 and $490,102 for the year ended June 30, 2019 and the six month period ended June 30, 2018, respectively.

During the period from November 14, 2017 (date of incorporation) to June 30, 2019, Amesite Parent raised net proceeds of $4,652,686 from private placement financing transactions. As of June 30, 2019, our cash balance totaled $1,008,902.

During the six months ended December 31, 2019, Amesite Parent issued 2,741,235 shares of its common stock at a price of $2 (total net proceeds of approximately $4.7 million) to accredited investors in a private placement offering (Offering). In connection with the Offering, Amesite Parent has agreed to issue five (5) year warrants to the placement agent to purchase ten (10%) of the common shares sold for an exercise price equal to $2. Total warrants of approximately 274,123 are expected to be issued to the placement agent in the fourth quarter of fiscal 2020.

The Company measures the warrants using the Black-Scholes Model (“BSM”) to estimate their fair value. The fair value of the warrants issued during the six months ended December 31, 2019 was approximately $225,000 based on the following inputs and assumptions using the BSM: (i) expected stock price volatility of 45.00%; (ii) risk-free interest rate of 1.69%; and (iii) expected life of the warrants of 5 years. The warrants are included in offering costs in the Statement of Stockholder’s Equity.

At present, we believe that our cash balances should be sufficient to satisfy our anticipated operating and investing needs through August 2020. However, it is possible that we will choose to accelerate our plan of operations in order to attract and sign more customers or to support current customers, and that we will require more funds than we currently have available to meet those needs.

Off-Balance Sheet Arrangements

We did not have during the periods presented, nor do we currently have, any off-balance sheet arrangements as defined under applicable SEC rules.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

BUSINESS

Overview

We are an artificial intelligence driven platform and course designer, that rapidly provides customized, high performance and scalable online products for schools and businesses. We use machine learning to provide a novel, mass customized experience to learners. Our customers are businesses, universities and colleges and K-12 schools. We are passionate about improving the learner experience and learner outcomes in online learning products, and improving our customers’ ability to create and deliver both. We are focused on creating the best possible technology solutions and have been awarded an innovation award for our product. We are committed to our team, and have twice been recognized with workplace excellence awards.

Our Strategy

We work closely with our customers to deliver online learning products. Our business model offers flexibility for our customers, either in sharing revenue or in licensing our platform and paying fees to us to create, launch and maintain learning products. We convert customer content onto our proprietary platform, and use the proprietary data we collect on learner behavior and responses with their consent, to deliver to learners engaging, effective college courses. We aim to reduce the cost of delivering outstanding online learning products, and improve learner experience and performance.

Our Proprietary Technology

We believe that online learning products are essential for accessibility, engagement and scalability for educational institutions and businesses alike. We utilize artificial intelligence to achieve improved engagement, and continuous integration of current, qualified information into our learning products.

Our technology utilizes a flexible and scalable full stack solution, with robust tools powering front-end technology. Our code architecture offers outstanding accessibility and agility for engineers, using best-in-class languages for both client and server-side functions. We also use tools employed by many high-end platforms, including Netflix and PayPal. Our architecture enables us to achieve full integration of best-in-class third party tools, and custom-built features, delivering on-demand and as-needed, such as leading calendar platform integrations, and high quality, encrypted video calling.

Our architecture enables us to utilized artificial intelligence algorithms to ultimately improve learning outcomes. Much as artificial intelligence algorithms presently recognize, and respond to natural language on commercial platforms, predict behaviors and deliver suggestions, our algorithms have been developed to assist learners in accessing, utilizing and remaining engaged with platform content, their instructors and their peers.

We protect and utilize and learner data solely to improve learning outcomes. Learner data is collected with learner permission, and information about learner behavior, study preferences and preference for types of material delivered as part of college courses, will be used to improve learning outcomes and learner experiences. We will validate algorithms using both offline and online testing. By correlating learner behaviors with specific outcomes as identified by qualified instructors, we will train our algorithms specifically for important learning outcomes, enabling it to be a useful tool for instructors. We believe that the combinations of information that will be collected through our educational products, and outcomes measured using our online learning products will be unique, and constantly improved. We will never sell or distribute our learner data to third parties without the explicit permission of learners. We will not deliver unwanted content or advertising to learners or to customer personnel. Our proprietary technology is developed solely for purposes of improving learner experiences and outcomes, and improving the ability of college and university instructors and other staff to deliver outstanding educational products.

We are committed to protecting the data we collect. Towards this end, we plan to utilize blockchain technology in our online platform. The blockchain is an electronic ledger created by a decentralized, distributed computing network that is highly resistant to modification of data. As such, the technology has been used to create cryptocurrencies, with the intention of creating durable, tradeable and stateless assets. While frequently associated with cryptocurrencies, the blockchain technology has other applications, including being used to encode and then enable readout of data for business purposes. The blockchain is presently considered to be among the more secure methods to encode data, and thus offers a means to store important data which can be publicly read out, without modification of the data set. We intend to utilize the blockchain as a bookkeeping device to store information about learner credentials. Presently, most universities and colleges in the United States individually manage applications, enrollment, and graduation or the issuance of non-degree credentials, such as certificates. Transcripts and other records from institutions are issued to students or former students, or sent directly to other institutions, workplaces, employment agencies, or the government. We believe that a blockchained database for education could deliver efficiencies to both learners and institutions. We will face certain risks and challenges in implementing the blockchain, including, but not limited to:

●	the risk of inability to encode data properly;

●	the risk that institutions will be reluctant or unwilling to embrace the technology and recognize encoded data;

●	the risk that the encoding of data in the blockchain will prove unwieldy and therefore less preferred than traditional methods;

●	uncertainty in determining how fast an innovative technology will be accepted by the target market, if at all; and

●	the risk that the development of blockchain technology could be stifled or otherwise adversely impacted by regulatory uncertainty.

Key Differences Between Public and Private Blockchain Solutions

Public Blockchain

The major distinction between public and private blockchain is related to who is allowed to participate in the network, execute the consensus protocol and maintain the shared ledger. A public blockchain network is completely open and anyone can join and participate in the network. The network typically has an incentivizing mechanism to encourage more participants to join the network.

One of the drawbacks of a public blockchain is the substantial amount of computational power that is necessary to maintain a distributed ledger at a large scale. More specifically, to achieve consensus, each node in a network must solve a complex, resource-intensive cryptographic problem called a proof of work to ensure all are in sync.

Public blockchains are designed to be standalone, in the sense that they eliminate the need for intermediaries in exchanges of assets. Because they have to be multiply redundant, they can be slower and costlier to operate, but are generally regarded as more secure for the same reason of redundancy. Public blockchain solutions are most appropriate for decentralized applications similar to how we plan to use blockchain in our business.

Private Blockchain

Private blockchains use permissioned nodes that must be validated by either the starter of the network or a set of rules put in place by the starter. Businesses which set up private blockchains, generally set up a permissioned network. This restricts access to the network for certain transactions. Unlike a public blockchain network which is completely open and anyone can join and participate in the network, participants need to obtain an invitation or permission to join a private blockchain network. The access control mechanism may vary such that: existing participants could decide future entrants, a regulatory authority could issue licenses for participation, or a consortium could make the decisions. Once an entity has joined the network, it will play a role in maintaining the blockchain in a decentralized manner. Private blockchains are typically faster and less expensive to maintain and manage than public blockchains.

One of the drawbacks of a private blockchain is only certain members have access within the blockchain. This is useful if there’s no need for anybody outside of the blockchain to become part of the chain, However, we anticipate needing multiple users in the university setting to have access to transcript data which is one of the potential disadvantages of using a private blockchain solution in our business.

Although we are still in the process of determining whether to utilize private or public blockchain solutions provided by third parties in the context of our business we believe that a public blockchain solution might be the most appropriate for our business even though public blockchain solutions are typically slower and more expensive than private blockchain solutions for the following reasons:

●	Given the cutting edge nature of the blockchain industry it is difficult to find blockchain professionals to develop private blockchain solutions given the relatively small talent pool and the general “renegade” nature of the field; and

●	We believe that there are a sufficient number of qualified contractors we can use, with little/no risk (learners can always pull a transcript as they would traditionally, from the registrar or transcript office of their university) because in the case of problems such as data breaches, we feel that the way those would be handled (routinely) by big contractors is sufficient.

Internally, we have not begun work to design or develop blockchain technology; our invention is in the area of utilization of the tool to record transactions in academia in the public ledger. It is our intention to innovate in the area of use of publicly-validated tools in the conduct of our business, rather than in creating specialized, private currencies. Given the small role blockchain will play in our overall business we don’t believe the costs associate with utilizing a public or private blockchain solution provided by a third party will have a material impact on our operations, revenues, if any or capital expenditures.

Our Research and Development Programs

We use advanced technologies to create effective and accessible learning environments. We seek to improve learning at many levels: K-12, college and professional. Our research and development programs will expand continuously based on learner preferences, outcomes and the desires of our customers. Some of these will include:

●	Improvements in learner engagement with cloud-based platforms. We will continuously gather data on how learners engage with us and other online platforms, and conduct research and development to create and incorporate useful tools for learning on our platform.

●	Improvements in instructor experience using our platform. We will continuously develop tools designed to improve the ability of our customers to deliver timely and relevant content, deliver assessments which are fair, correctly represent educational objectives and give repeatable outcomes when employed on our platform.

●	Algorithms for optimizing learning products for those pursuing certifications or degrees. We will conduct research to improve the efficiency and robustness of our algorithms, employing mixed models to deliver validated tools. We will use our algorithms to deliver solutions for seeking courses, determining their transferability, and determining their applicability toward degrees.

●	Qualification of information for use by learners at the college level. We plan to provide both our customers and our learners with the constantly improving ability to find and integrate qualified information into products on our platform, and maximize learner ability to utilize qualified information, designed to offer learners the most carefully curated, most relevant, timely and engaging materials in every discipline in which we offer products.

Our Intellectual Property

Our intellectual property rights include patent applications, trade secrets, trademark rights, and contractual agreements. Our patent applications are directed to our proprietary technology, including an artificial intelligence platform for learning, and will seek patent protection for our designs, development, and related alternatives by filing and prosecuting patent applications in the U.S. and other countries as appropriate.

We currently have five pending U.S. patent applications, including one to cover the artificial intelligence platform, and others related to security, power consumption, blockchain, and other technologies, including methods and systems. Any patent issued from these applications are expected to expire in 2038, not including any applicable patent term adjustment or extension.

We intend to also seek trade secret protection for our source codes, methodologies, algorithms, and techniques directed to other aspects of our artificial intelligence learning platform. We have filed an intent-to-use trademarks for AMESITETM and KEEP LEARNINGTM  with the United States Patent and Trademark Office. We have also secured domain names, including amesite.com, amesite.co, amesite.net, and others.

We ensure that we own intellectual property created for us by signing agreements with employees, independent contractors, consultants, companies, and any other third party that creates intellectual property for us or that assign any intellectual property rights to us. Portions of our platform may rely upon third-party licensed intellectual property.

We have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements with employees, independent contractors, consultants and entities with which we conduct business.

Competition

The on-line and software industries for higher education are characterized by rapid evolution of technologies, fierce competition, government regulation, and strong defense of intellectual property. The overall market for technology solutions that enable providers to deliver education online is highly fragmented, rapidly evolving and subject to changing technology, shifting needs of learners and educators and frequent introductions of new methods of delivering education online. While we believe that our platform, programs, technology, knowledge, experience, and resources provide us with competitive advantages, we face competition from major on-line companies, academic institutions, governmental agencies, and public and private research institutions, among others.

Any learning product that we successfully develop and commercialize will compete with current learning products. Key product features that would affect our ability to effectively compete with other course offerings include efficiency, security and convenience, and availability. Our competitors fall primarily into the following groups:

●	Traditional course offerings in physical facilities; and

●	On-line course offerings from traditional K-12 schools, colleges, universities, or other institutes of higher education, or businesses.

Many of the companies, colleges, or universities against which we may compete have significantly greater financial resources and expertise in education, software design and development, and have already obtained approvals and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified engineers, scientists, and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

We expect that the competitive landscape will continue to expand as the market for online programs at nonprofit institutions matures. We believe the principal competitive factors in our market include the following:

●	brand awareness and reputation;

●	ability of online programs to deliver desired student outcomes;

●	robustness and evolution of technology offering;

●	breadth and depth of service offering;

●	ability to invest in launching and operating programs;

●	expertise in program marketing, student acquisition and student retention;

●	quality of user experience;

●	ease of deployment and use of solutions;

●	level of customization, configurability, integration, security, scalability and reliability of solutions; and

●	quality of customer base and track record of performance.

Our ability to remain competitive will depend, to a great extent, upon our ability to consistently deliver high-quality technology solutions for our learners, meet customer needs for content delivery at reasonable cost, and engage, support and retain learners who achieve high-quality outcomes.

Government Regulation and Product Approval

The education industry is heavily regulated. Institutions of higher education that award degrees and certificates to signify the successful completion of an academic program are subject to regulation from three primary entities, namely, the U.S. Department of Education, or DOE, accrediting agencies, and state licensing authorities. Each of these entities promulgates and enforces its own laws, regulations and standards, which we refer to collectively as education laws.

We contract with higher education institutions that are subject to education laws. In addition, we are required to comply with certain education laws as a result of our role as a service provider to institutions of higher education, either directly or indirectly through our contractual arrangements with customers. Our failure, or that of our customers, to comply with education laws could adversely impact our operations. As a result, we work closely with our customers to maintain compliance with education laws.

We will abide, as required, by the education laws, including incentive compensation rule, misrepresentation rule, accreditation rules and standards, among all state and federal regulations. We also closely monitor state law developments and we will work closely with our customers to assist them with obtaining any required approvals.

Our activities on behalf of our customers are also subject to other federal and state laws. These regulations include, but are not limited to, consumer marketing and unfair trade practices laws and regulations, including those promulgated and enforced by the Federal Trade Commission, as well as federal and state data protection and privacy requirements.

Sales and Marketing

We plan to grow our sales and marketing program as we build our customer base, advancing from our small, direct sales force to a distribution network that has existing relationships with K-12 schools, colleges, universities and businesses.

We also intend to develop a branding strategy to introduce and support our platform. The strategy may include our presence at K-12 schools, colleges, universities, and other educational institutions on a national, state, and regional basis to engage and educate users of our products, as well as engaging in a variety of other direct marketing methods to educational institutions and businesses.

Board of Advisors

Dennis Bernard, Chairman of the Board of Advisors

Mr. Bernard is the founder and President of Bernard Financial Group and Bernard Financial Servicing Group, or BFG. BFG is the largest commercial mortgage banking firm in Michigan, financing, on average, over $1.0 billion annually. Mr. Bernard has been involved with over 1,200 commercial real estate financial transactions totaling over $18.6 billion. Mr. Bernard specializes in both debt and equity placement with commercial lenders and institutional joint venture participants.

Elliot Soloway, Ph.D., Member

Dr. Soloway is the Arthur F. Thurnau Professor of Engineering at the University of Michigan. He is an expert in Artificial Intelligence, or AI, particularly related to learning and teaching. For the past 17 years, Dr. Soloway and his colleagues at the Center for Highly-Interactive Computing in Education, or HI-CE, a collaboration between University of Michigan and University of North Texas, have been pioneers in developing educational technologies and curriculum to support science education in grades K-12. HI-CE has helped teachers and students realize an unprecedented 15% gain in student achievement on standardized tests.

Patricia Mooradian, Member

Ms. Patricia E. Mooradian has been the President and Chief Operating Officer of The Henry Ford, a premier American history attraction and national historic landmark, since November 2005, and also serves as its Secretary. Since joining the institution in 2000, Ms. Mooradian has developed a ten-year strategic plan focusing on increased attendance, new visitor experiences and amenities, new educational products and benchmark hospitality. In addition, she introduced new tourism and sales initiatives and spearheaded The Henry Ford’s brand development, positioning the institution as a multi-venue, multi-day destination. She introduced The Benson Ford Research Center to the institution’s campus in 2002 and led the unprecedented restoration of Greenfield Village in 2003 and the opening of the Ford Rouge Factory Tour in 2004. In addition, she executed the planning and development of Henry Ford Museum’s Flexible Gallery and the permanent exhibits, Buckminster Fuller’s Dymaxion House: A New Way of Living, Heroes of the Sky and With Liberty and Justice For All. Through her leadership efforts, the institution has been recognized with several national awards including two THEA (Themed Entertainment Association) Awards in 2004 for Outstanding Achievement in the Extreme Makeover category, Greenfield Village and Outstanding Achievement in the Visitor Center category, Ford Rouge Factory Tour; an AIA (American Institute of Architects) Award of Honor for Sustainable Design, Ford Rouge Factory Tour and a Dibner Award for Excellence in Museum Exhibits, Heroes of the Sky exhibit in Henry Ford Museum. Prior to joining The Henry Ford, Ms. Mooradian was Regional Director of Marketing for The Taubman Company, focusing on the strategic positioning for more than a dozen shopping destinations across the United States in major markets including New York City, Denver, Chicago, Washington D.C. and Detroit. Ms. Mooradian has been Vice Chairman of the board of directors at Detroit Metro Convention & Visitors Bureau since January 2008. She also previously served as a member of the board of directors of Crestmark Bank and had been a member of the board of directors of Crestmark Bancorp, Inc. since October 2012. Ms. Mooradian currently serves on the board of directors of Henry Ford Health System Detroit Campus, Arab Community Center for Economic and Social Services, The Henry Ford Learning Institute, and Michigan Museums Association. Ms. Mooradian is a member of the advisory councils of the U.S. Cultural & Heritage Tourism Summit Advisory Committee, University of Michigan-Dearborn Citizens Advisory Council, and the Detroit Regional Chamber’s Leadership Policy Conference Committee, and also serves as a Trustee at The Henry Ford.

Theodore l. Spencer, Member

Ted Spencer is Senior Advisor on Admissions Outreach at the University of Michigan. Prior to September 2014, he was Associate Vice Provost and Executive Director of Undergraduate Admissions. Before joining Michigan in 1989, he was an Associate Director of Admissions at the United States Air Force Academy. He is a graduate of the Military Air War College and was one of thirty-five Air Force recruiting commanders in the United States. He is a retired Lieutenant Colonel in the United States Air Force. Early in his career, he was a salesman for the IBM Corporation in the City of Detroit. Ted has presented at numerous professional conferences statewide, nationally and internationally, and has written and published articles on the college admissions process. He has received numerous awards, and was recognized as the Point Man on Diversity Defense for affirmative action in college admissions. He has previously served as a Trustee for the College Board and on the faculty for the Harvard Summer Institute on College Admissions. Ted holds a MS degree in sociology from Pepperdine University and a BS in political science from Tennessee State University.

Employees

As of April 13, 2020, we have 9 full-time employees, and 14 consultants. We intend to hire additional staff and to engage consultants in general administration on an as-needed basis. We also intend to engage experts in operations, finance and general business to advise us in various capacities. None of our employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good to excellent.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and certain information regarding each of our directors and executive officers as of April 13, 2020:

NAME	POSITION(S)	AGE
Ann Marie Sastry, Ph.D. (3)	President, Chief Executive Officer, Chairman of the Board	52
Rick DiBartolomeo	Chief Financial Officer	60
J. Michael Losh (1) (3)	Director	73
Gilbert S. Omenn, M.D., Ph.D. (1) (2) (3)	Director	78
Richard Ogawa (2) (3)	Director	56
Anthony M. Barkett (1) (2) (3)	Director	53
Barbie Brewer (2) (3)	Director	43

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	The entire board of directors serves as the nominating and corporate governance committee.

Executive Officers

Ann Marie Sastry, Ph.D. - Chief Executive Officer and Chairman of the board of directors

Dr. Sastry has been our President and Chief Executive Officer since our incorporation in November 2017 and the President, Chief Executive Officer and Chairman of Amesite Parent since April 2018. From April 2008 to October 2015, Dr. Sastry served as the President, Chief Executive Officer, member of the board of directors and co-founder of Sakti3, recognized as one of the Massachusetts Institute of Technology’s 50 Smartest Companies in 2015. Backed by a global team of venture capitalists Sakti3 was sold to Dyson Ltd. in 2015 for $90 million. Dr. Sastry was invited to the White House in 2015 to be recognized for her technology entrepreneurship, and meet with President Barack Obama. From October 2015 to November 2017, Dr. Sastry continued on with Dyson as head of the global solid state battery team, focusing on technology strategy and advancement, staff and organizational growth, and partnership development. Her technology and business work have been featured in the WSJ, Fortune, Forbes, the Economist, USA Today, the New York Times and on the cover of Inc.

Prior to starting her companies, Dr. Sastry was a professor of engineering at the University of Michigan. Dr. Sastry was named an Arthur F. Thurnau Professor (UM’s highest teaching honor) in 2008. Tenured and promoted early, Sastry was recognized with some of the highest honors in her scientific fields over her 17 year academic career, including the ASME Frank Kreith Energy Award (2011) and NSF’s Presidential Early Career Award for Scientists and Engineers (1997). She founded two academic research centers in intracellular signaling (Keck Foundation) and advanced automotive batteries (GM / Department of Energy), and a global graduate program in Energy Systems Engineering. She has co-authored over 100 publications and 100 patents and filings, and has delivered over 100 invited lectures and seminars globally on a range of scientific and technology topics, spanning mathematics, physics, bioscience and battery technology. Sastry is active in philanthropy and business mentorship, with a focus on education and poverty alleviation. She holds PhD and MS degrees from Cornell University, and a BS from the University of Delaware, all in mechanical engineering. We believe that Dr. Sastry’s experience working with successful companies and her experience in education qualifies her to serve on our board of directors.

Rick DiBartolomeo - Chief Financial Officer

Richard D. DiBartolomeo has been our Chief Financial Officer since April 2020 and the Chief Financial Officer of Amesite Parent since November 2018. From January 1982 to October 2007, Mr. DiBartolomeo served as a Partner at Deloitte & Touche, LLP. From October 2007 to March 2010, Mr. DiBartolomeo served as Principal in Charge of Assurance and Advisory Services for the Southeastern Michigan offices of the The Rehmann Group.

From April 2010 to June 2012, Mr. DiBartolomeo served as Executive Director for the Rick Snyder for Michigan Committee. From June 2012 to October 2014, Mr. DiBartolomeo served as Administrator-Defined Contributions, Trust & Agencies Division for the State of Michigan. From October 2014 to January 2016, Mr. DiBartolomeo served as Chief Financial Officer-Unemployment Insurance Agency of the State of Michigan. Since May 2016, Mr. DiBartolomeo has been providing part time CFO consulting services to small and mid-size companies. Mr. DiBartolomeo received his BBA in Accounting from Western Michigan University and a Masters in Finance from Walsh College.

Non-Employee Directors

Anthony M. Barkett - Director

Mr. Barkett has served as a member of our board of directors since February 2018 and of Amesite Parent’s board of directors since April 2018. Mr. Barkett is a California- based real estate developer. He holds Bachelor of Arts degrees in Economics and Political Science from the University of California at Los Angeles, as well as a Juris Doctor degree from the University of the Pacific McGeorge School of Law. Mr. Barkett practiced law from 1994-2003 specializing in land use, affordable housing and government relations. He is currently the managing member of several LLC’s which developed and now own and manage commercial real estate in CA, Arizona and Hawaii. He is the managing member of Oliveto, LLC which farms and manages olive and walnut orchards in Linden, CA. He is the CEO of Trinity Solar and managing member of Affordable Energy Partners, LLC which built and still owns and manages solar systems throughout CA. In 2013 he was appointed by Governor Jerry Brown to the California Citizens Compensation Commission, a State commission that sets compensation for the legislature. He is a board member and has been for 17 years of the Downtown Stockton Alliance which is a property owner based 501c 3 organized to promote and restore downtown Stockton, He is a political consultant for Stockton East Water District and has held this position for 20 years. In 2016, He was a co-founder of Ready to Work a 501(c)(3) corporation formed to help homeless and previously incarcerated men get paid work, job training and permanent housing. We believe that Mr. Barkett’s non-profit experience qualifies him to serve on our board of directors.

Barbie Brewer - Director

Ms. Brewer has served as a member of our board of directors since April 2020 and of Amesite Parent’s board of directors since July 2019. Ms. Brewer has been the Chief People Officer of Marqeta, Inc., the global standard for modern card issuing, since February 2019. From May 2017 to present, Ms. Brewer has also been the founder and CEO of TNT Consulting LLC, a consulting firm that advises early-stage growth companies. From September 2017 to February, 2019, Ms. Brewer was the Chief Culture Officer of GitLab Inc., an information technology and services company that uses open-source software to create a single application that covers the entire DevOps lifecycle. From 2011 through 2017, Ms. Brewer served as the Vice President of Human Resources at Netflix, where she led human resources for Netflix’s product innovation, engineering/development, business development and digital supply chain organizations at Netflix, managing a team that supported over 1,500 employees. Prior thereto, from April 2008 to January 2011, Ms. Brewer worked as a Vice President of Human Resources at Sportvision, a leading provider in sports entertainment products and data solutions. From 2000 through 2007, Ms. Brewer worked at Cisco as the Human Resources Manager. She also has certifications in Situational Leadership and Project Management. Ms. Brewer received a bachelor’s degree in communications and business from Santa Clara University, where she graduated Magna Cum Laude. She also holds a master’s degree in Human Resource Management from George Washington University. We believe that Ms. Brewer’s management experience qualifies her to serve on our board of directors.

J. Michael Losh - Director

Mr. Losh has served as a member of our board of directors since February 2018 and of Amesite Parent’s board of directors since April 2018. Mr. Losh served as the Chief Financial Officer at Cardinal Health from July 2004 to May 2005. Mr. Losh was with General Motors from 1964 to 2000. He served as the Chief Financial Officer and Executive Vice President of General Motors Corp., the world’s largest vehicle manufacturer, from July 1994 to August 2000. He is the Chairman of the Board of Masco Corp. (NYSE: MAS) (2014-present), and Director at Aon PLC (NYSE: AON) (2003-present), HB Fuller Co (2001-present), Prologis, Inc. (NYSE: PLD) (2014-present) and Cardinal Health Inc. (NYSE: CAH) (1996 to 2009 and 2018 to present). Mr. Losh has served as a director of AMB Corp., Care Fusion Inc., Electronic Data Systems Corp., Delphi Automotive Systems Corp., Hughes Electronics, Quaker Oats Company, and TRW Automotive Inc. He served as Chairman of the boards of GMAC and Metaldyne Corp. Mr. Losh holds a B.S. in Mechanical Engineering from Kettering University and an M.B.A. from Harvard University. We believe that Mr. Losh’s public company experience qualifies him to serve on our board of directors.

Richard Ogawa - Director

Mr. Ogawa has served as a member of our board of directors since February 2018 and of Amesite Parent’s board of directors since April 2018. Mr. Richard T. Ogawa has been General Counsel at Inphi Corporation since 2013, responsible for overseeing legal matters as well as corporate, intellectual property, and government affairs. Mr. Ogawa is a Registered United States Patent Attorney and a Member of the California State Bar with more than 25 years of experience specializing in technology companies. Prior to Inphi, he was a Partner at Townsend and Townsend, a law firm focused on intellectual property. He is the founder and owner of Ogawa Professional Corporation, his own law firm, focusing on venture backed startup companies. He is General Counsel for Soraa Laser Diode, Inc., a venture funded company by Khosla Ventures, and is General Counsel for MCube, Inc. a venture funded company by Kleiner Perkins Caufield & Byers. He has also held a variety of engineering and management positions at NEC Electronics. He is a Charter Member of the Indus Entrepreneur Group (TIE) and had been a member of the boards of the Asian Law Alliance, American Intellectual Property Law Association, and others. Mr. Ogawa also served as a Partner Member for Technology Group 2800 of the United States Patent and Trademark Office. He received a B.S. in Chemical Engineering from the University of California, Davis in 1984, and a J.D. from McGeorge School of Law, University of Pacific in 1991. We believe that Mr. Ogawa’s experience as an attorney and his patent expertise qualifies him to serve on our board of directors.

Gilbert Omenn, M.D., Ph.D. - Director

Dr. Omenn has served as a member of our board of directors since April 2020 and of Amesite Parent’s board of directors since March 2020. Prior to his appointment as a member of the board of directors of Amesite Parent, Dr. Omenn served on Amesite Parent’s board of advisors. Dr. Omenn is the Harold T. Shapiro Distinguished University Professor of Computational Medicine & Bioinformatics, Internal Medicine, Human Genetics, and Public Health at the University of Michigan. Dr. Omenn brings decades of public-company board experience, including 27 years with Amgen, Inc, (NASDAQ: AMGN) and 22 years with Rohm & Haas Company. He was Dean of the University of Washington School of Public Health & Community Medicine (1982-1997) and then Executive Vice President for Medical Affairs at the University of Michigan and CEO of the UM Health System (1997-2002). In addition, he was a White House Fellow at the Atomic Energy Commission (1973-1974), Associate Director of the White House Office of Science & Technology Policy and the Office of Management and Budget (1977-1981), on the advisory council for the AAAS “Project 2061: Science for all Americans” (1986-1996), chair of the Presidential/Congressional Commission on Risk Assessment & Risk Management (1994-1997), President of the American Association for the Advancement of Science (AAAS, 2006), member of the Scientific Management Review Board for the NIH (2012-2014), member of the Council of the National Academy of Medicine (NAM, 2015-2017), and currently a member of the Policy & Global Affairs Committee of the National Academies. We believe that Dr. Omenn’s public company, academic, and healthcare experience qualifies him to serve on our board of directors.

Involvement in certain legal proceedings.

None of the following events has occurred during the past ten years and which are material to an evaluation of the ability or integrity of any director or executive officer:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	Engaging in any type of business practice; or

(iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	Any federal or state securities or commodities law or regulation; or

(ii)	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Composition

All of our directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation or removal. Executive officers are appointed and serve at the discretion of the board of directors.

We have a staggered board. Our directors are divided into three classes, designated as Class I, consisting of two directors, Class II, consisting of one director, and Class III, consisting of two directors, with no more than one class eligible for re-election at any annual stockholder meeting. Our two Class I directors were elected for a term expiring on the date of our 2021 annual stockholder meeting. Our Class II director was elected for a term expiring on the date of our 2019 annual stockholder meeting. Our two Class III directors were elected for a term expiring on the date of our 2020 annual stockholder meeting. The division of our board of directors into three classes with staggered three year terms after the initial term may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our directors:

Class I directors	Class II director	Class III directors
J. Michael Losh	Ann Marie Sastry, Ph.D.	Anthony M. Barkett
Richard Ogawa	Barbie Brewer	Dr. Gilbert Omenn, M.D., Ph.D.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system, which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the rules and regulations of the SEC and the Nasdaq Stock Market LLC. Under such rules, our board of directors has determined that other than Dr. Sastry and Mr. Ogawa, the other members of our board of directors are independent directors. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors, our board of directors considered the association of our directors with the holders of more than 5% of our Common Stock. We expect to transition the composition and functioning of our board of directors and each of our committees to comply with all applicable requirements of The NYSE American and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will consider many factors, including the following:

●	diversity of personal and professional background, perspective and experience;

●	personal and professional integrity, ethics and values;

●	experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

●	experience relevant to our industry and with relevant social policy concerns;

●	experience as a board member or executive officer of another publicly held company;

●	relevant academic expertise or other proficiency in an area of our operations;

●	practical and mature business judgment, including ability to make independent analytical inquiries;

●	promotion of a diversity of business or career experience relevant to our success; and

●	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Board Committees

Our board of directors has established the committees described below and may establish others from time to time. The charters for each of our committees are available on our website.

Audit committee

Our audit committee is comprised of Anthony M. Barkett, Dr. Gilbert Omenn, M.D., Ph.D. and J. Michael Losh. Mr. Losh serves as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the applicable rules of the SEC and The NYSE American. Mr. Losh qualifies as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

●	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	oversight and review of the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

●	oversight of the creation of policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

●	periodically reviewing legal compliance matters, including any securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our Company and reviewing and, if appropriate, approving all transactions between our company and any related party (as described in Item 404 of Regulation S-K promulgated under the Exchange Act); and

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation committee

Our compensation committee is comprised of Barbie Brewer, Anthony M. Barkett, and Dr. Gilbert Omenn, M.D., Ph.D. Ms. Brewer serves as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable rules of the NASDAQ Capital Market and is a “non-employee director” within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act. The compensation committee’s responsibilities include, among other things:

●	reviewing and approving corporate goals and objectives relevant to the compensation of the chief executive officer;

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and approving the compensation of the chief executive officer;

●	reviewing and approving the compensation of our other executive officers;

●	reviewing the compensation, welfare, benefit and pension plans and similar plans;

●	reviewing and making recommendations to the board of directors with respect to director compensation; and

●	preparing for inclusion in the proxy statement the report, if any, of the compensation committee required by the SEC.

The compensation committee has the power to investigate any matter brought to its attention within the scope of its duties and has the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Nominating and corporate governance committee

We do not have a designated nominating and corporate governance committee. The entire board of directors is responsible for:

●	developing criteria for membership on the board of directors and committees;

●	identifying individuals qualified to become members of the board of directors;

●	recommending persons to be nominated for election as directors and to each committee of the board of directors;

●	annually reviewing our corporate governance guidelines; and

●	monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk taking. While performance-based cash bonuses focus on achievement of short-term or annual goals, which may encourage the taking of short-term or annual risks at the expense of long-term results, we believe that our compensation policies help mitigate this risk and our performance-based cash bonuses are limited, representing a small portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success and do not encourage unnecessary or excessive risk taking.

A significant proportion of the compensation provided to our employees is in the form of long-term equity-based incentives that we believe are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of the Merger, the code of business conduct and ethics will be available on our website at www.amesite.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that to the fullest extent permitted by the General Corporation Law, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws provide that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our amended and restated bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our amended and restated bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the amended and restated bylaws of or otherwise.

In addition to the indemnification obligations required by our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents. We believe that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Prior to the Reorganization, our business was wholly-owned by Amesite Parent. Therefore, Amesite Parent’s historical compensation strategy has been determined primarily by the Compensation Committee of Amesite Parent’s board of directors (the “Amesite Parent Compensation Committee”). This Executive and Director Compensation section discusses Amesite Parent’s historical compensation practices which may serve as a template for our anticipated compensation structure for our named executive officers following the Reorganization. Amesite Parent’s compensation philosophy may be relevant to us because it is anticipated that the elements of our compensation will be similar to the elements of Amesite Parent’s compensation. However, our Compensation Committee will review the impact of the Reorganization and will review all aspects of compensation and make appropriate adjustments in structuring our executive compensation arrangements. As of the date hereof, the Compensation Committee has not reviewed our executive compensation arrangements and the specifics of our compensation programs and policies have not yet been determined.

Unless otherwise stated, the following information sets forth the compensation paid or accrued during the fiscal year ended June 30, 2019 and 2018 to the named executive officers of Amesite Parent. Upon the consummation of the Reorganization immediately prior to this offering, we will assume and continue such executive compensation arrangements.

The named executive officers for Amesite Parent, for the years ended June 30, 2019 and 2018, include the principal executive officer and the next most highly compensated executive officers.

Summary Compensation Table

The following table summarizes the compensation of Amesite Parent’s named executive officers during the years ended June 30, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Ann Marie Sastry	2019	$350,000	$200,000				$550,000
Chief Executive Officer	2018	$61,923					$61,923

The following is a discussion of compensation arrangements of our named executive officers. As an “emerging growth company” as defined in JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Employment Agreements

Ann Marie Sastry, Chief Executive Officer

On April 27, 2018 Amesite Parent entered into an Executive Employment Agreement with Dr. Sastry (the “Sastry Employment Agreement”). Pursuant to the terms of the Sastry Employment Agreement, Dr. Sastry is entitled to a $350,000 base salary (the “Base Salary”) to be paid in accordance with our regularly established payroll practice. Additionally, Dr. Sastry received a bonus of $200,000 for the year ended June 30, 2019 based upon achievement of certain performance milestones (with determination of achievement of such milestones approved by the Compensation Committee of our Board). Dr. Sastry is also eligible to receive other customary benefits, including paid time off, health insurance, and other benefits. Dr. Sastry’s base salary is reviewed periodically by our Board and adjustments may be made upon the recommendations of the Compensation Committee.

Except in situations where the employment of Dr. Sastry is terminated for “Cause” (as that term is defined in the Sastry Employment Agreement) or by death, in the event that the we terminate Dr. Sastry’s employment at any time, Dr. Sastry will receive (i) an amount equal to twelve (12) months of the her then-current Base Salary, payable in the form of salary continuation (“Severance” and such period, the “Severance Period”) and (ii) if Dr. Sastry timely elects COBRA continuation coverage, the Company will pay the cost of continuation coverage for Dr. Sastry and her eligible family members under the our group health plan until the earlier of (a) the end of the Severance Period, and (b) the date Dr. Sastry becomes covered under another employer’s group health plan. Dr. Sastry’s eligibility for Severance is conditioned on Dr. Sastry having first signed a release agreement with us. Executive shall not be entitled to any Severance if Dr. Sastry’s employment is terminated for Cause or by death or if Dr. Sastry’s employment is terminated by Dr. Sastry without Good Reason (as defined in the Sastry Employment Agreement).

Rick DiBartolomeo, Chief Financial Officer

In connection with the appointment of Mr. DiBartolomeo as Chief Financial Officer, Amesite Parent and Mr. DiBartolomeo entered into a consulting agreement, effective November 12, 2018 (the “Consulting Agreement”), pursuant to which Mr. DiBartolomeo will receive a flat rate of $5,000 per month for his services. Under the terms of the Consulting Agreement, the Company will engage Mr. DiBartolomeo as an independent contractor to perform certain services, including but not limited to, serving as the Company’s Chief Financial Officer and performing services normally provided by a chief financial officer. The engagement of Mr. DiBartolomeo pursuant to the Consulting Agreement will continue until the earlier of (i) the final completion of his Services (as such term is defined in the Consulting Agreement), or (ii) the termination of the Consulting Agreement as provided in the Consulting Agreement. Each party to the Consulting Agreement may terminate such agreement upon providing 21 days’ prior written notice of such termination to the other party. In addition, the Company may terminate the Consulting Agreement immediately and without prior notice under certain circumstances.

Outstanding Equity Awards at 2019 Fiscal Year-End

None.

Director Compensation

No compensation was paid to our non-employee directors during the year ended June 30, 2019 for director services provided to our company.

Equity Incentive Plans

The following summary provides more detailed information concerning our equity compensation plan. This summary is qualified in its entirety by the full text of the compensation plan and related form of award agreement, which are attached to the registration statement of which this prospectus forms a part. As a result of the Reorganization, we will assume each of the outstanding Plans and equity grants made thereunder.

2018 Equity Incentive Plan

On April 26, 2018, Amesite Parent’s board of directors adopted, and Amesite Parent’s stockholders approved, the Amesite Inc. 2018 Equity Incentive Plan, or the 2018 Plan. The 2018 Plan is intended to align the interests stockholders and the recipients of awards under the 2018 Plan, and to advance Amesite Parent’s interests by attracting and retaining directors, officers, employees and other service providers and motivating them to act in our long-term best interests. The material terms of the 2018 Plan are as follows:

Plan term. The 2018 Plan became effective on July 23, 2018 and terminates on the tenth anniversary of its effective date, unless terminated earlier by Amesite Parent’s board of directors.

Eligible participants. All officers, directors, employees, consultants, agents and independent contractors, and persons expected to become officers, directors, employees, consultants, agents and independent contractors of Amesite Parent or any of its subsidiaries are eligible to receive awards under the 2018 Plan. The Compensation Committee of Amesite Parent’s board of directors determines the participants under the 2018 Plan.

Shares authorized. 2,529,000 shares of common stock were initially available for awards granted under the 2018 Plan, inclusive of 1,288,195 shares subject to options originally granted under the 2017 Plan and assumed in connection with the Merger, subject to adjustment for stock splits and other similar changes in capitalization. The number of available shares will be reduced by the aggregate number of shares that become subject to outstanding awards granted under the 2018 Plan. As of the first day of each calendar year beginning on or after January 1, 2021, the number of shares available for all awards under the 2018 Plan, other than incentive stock options, will automatically increase by a number equal to the least of (i) five percent (5%) of the number of shares of the Company’s common stock that are issued and outstanding as of that date, or (ii) a lesser number of shares of the Company’s common stock as determined by the Compensation Committee. To the extent that shares of common stock subject to an outstanding award granted under the 2018 Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award or by reason of the settlement of an award in cash, then those shares of common stock will again be available under the 2018 Plan. In addition, any shares covered by an award that have been surrendered in connection with the payment of the award exercise or purchase price or in satisfaction of tax withholding obligations incident to the grant, exercise, vesting or settlement of an award will be deemed not to have been issued for purposes of determining the maximum number of shares of common stock which may be issued pursuant to all awards under the 2018 Plan.

Award types. Awards include non-qualified and incentive stock options, stock appreciation rights, bonus shares, restricted stock, restricted stock units, performance units and cash-based awards.

Administration. The Compensation of Amesite Parent administers the 2018 Plan. The Compensation Committee’s interpretation, construction and administration of the 2018 Plan and all of its determinations thereunder is conclusive and binding on all persons.

The Compensation Committee has the authority to determine the participants in the 2018 Plan, the form, amount and timing of any awards, the performance goals, if any, and all other terms and conditions pertaining to any award. The Compensation Committee may take any action such that (i) any outstanding options and stock appreciation rights become exercisable in part or in full, (ii) all or any portion of a restriction period on any restricted stock or restricted stock units will lapse, (iii) all or a portion of any performance period applicable to any performance-based award will lapse, and (iv) any performance measures applicable to any outstanding award will be deemed satisfied at the target level or any other level. Subject to the terms of the 2018 Plan relating to grants to our executive officers and directors, the Compensation Committee may delegate some or all of its powers and authority to the Chief Executive Officer and President or other executive officer as the Compensation Committee deems appropriate.

Stock options and stock appreciation rights. The 2018 Plan provides for the grant of stock options and stock appreciation rights. Stock options may be either tax-qualified incentive stock options or non-qualified stock options. The Compensation Committee will determine the terms and conditions to the exercisability of each option and stock appreciation right.

The period for the exercise of a non-qualified stock option or stock appreciation right will be determined by the Compensation Committee provided that no option may be exercised later than ten years after its date of grant. The exercise price of a non-qualified stock option and the base price of a stock appreciation right will not be less than 100% of the fair market value of a share of our common stock on the date of grant, provided that the base price of a stock appreciation right granted in tandem with an option will be the exercise price of the related option. A stock appreciation right entitles the holder to receive upon exercise, subject to tax withholding in respect of an employee, shares of our common stock, which may be restricted stock, with a value equal to the difference between the fair market value of our common stock on the exercise date and the base price of the stock appreciation right.

Each incentive stock option will be exercisable for not more than 10 years after its date of grant, unless the optionee owns greater than 10% of the voting power of all shares of our capital stock, or a “ten percent holder,” in which case the option will be exercisable for not more than five years after its date of grant. The exercise price of an incentive stock option will not be less than the fair market value of a share of our common stock on its date of grant, unless the optionee is a ten percent holder, in which case the option exercise price will be the price required by the Code, currently 110% of fair market value.

Upon exercise, the option exercise price may be paid in cash, by the delivery of previously owned shares of our common stock, share withholding or through a cashless exercise arrangement, as permitted by the applicable award agreement. All of the terms relating to the exercise, cancellation or other disposition of an option or stock appreciation right upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the Compensation Committee.

The Compensation Committee, without stockholder approval, may (i) reduce the exercise price of any previously granted option or the base appreciation amount of any previously granted stock appreciation right, or (ii) cancel any previously granted option or stock appreciation right at a time when its exercise price or base appreciation amount (as applicable) exceeds the fair market value of the underlying shares, in exchange for another option, stock appreciation right or other award or for cash.

Stock awards. The 2018 Plan provides for the grant of stock awards. The Compensation Committee may grant a stock award as a bonus stock award, a restricted stock award or a restricted stock unit award and, in the case of a restricted stock award or restricted stock unit award, the Compensation Committee may determine that such award will be subject to the attainment of performance measures over an established performance period. All of the terms relating to the satisfaction of performance measures and the termination of a restriction period, or the forfeiture and cancellation of a stock award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the Compensation Committee.

The agreement awarding restricted stock units will specify whether such award may be settled in shares of our common stock, cash or a combination thereof and whether the holder will be entitled to receive dividend equivalents, on a current or deferred basis, with respect to such award. Prior to settlement of a restricted stock unit in shares of our common stock, the holder of a restricted stock unit will have no rights as our stockholder.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock will have rights as our stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock, except that distributions other than regular cash dividends and regular cash dividends with respect to shares of restricted stock subject to performance-based vesting conditions will be held by us and will be subject to the same restrictions as the restricted stock.

Performance unit awards. The 2018 Plan provides for the grant of performance unit awards. Each performance unit is a right, contingent upon the attainment of performance measures within a specified performance period, to receive a specified cash amount, shares of our common stock or a combination thereof which may be restricted stock, having a fair market value equal to such cash amount. Prior to the settlement of a performance unit award in shares of our common stock, the holder of such award will have no rights as our stockholder with respect to such shares. Performance units will be non-transferable and subject to forfeiture if the specified performance measures are not attained during the specified performance period. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance unit award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the Compensation Committee.

Cash-based awards. The 2018 Plan also provides for the grant of cash-based awards. Each cash-based award is an award denominated in cash that may be settled in cash and/or shares, which may be subject to restrictions, as established by the Compensation Committee.

Performance goals. Under the 2018 Plan, the vesting or payment of performance-based awards will be subject to the satisfaction of certain performance goals. The performance goals applicable to a particular award will be determined by the Compensation Committee at the time of grant. The performance goals may be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms.

Individual Limits.

With respect to non-employee directors, the maximum grant date fair value of shares that may be granted to an individual non-employee director during any fiscal year of Amesite Parent or its subsidiaries is $150,000. In connection with a non-employee director’s commencement of service with the Company, the per person limit set forth in the previous sentence will be $150,000.

Amendment or termination of the 2018 Plan. Amesite Parent’s board of directors may amend or terminate the 2018 Plan as it deems advisable, subject to any requirement of stockholder approval required by law, rule or regulation.

Change of control. In the event of a change of control, Amesite Parent’s board of directors may, in its discretion, (1) provide that (A) some or all outstanding options and stock appreciation rights will immediately become exercisable in full or in part, (B) the restriction period applicable to some or all outstanding stock awards will lapse in full or in part, (C) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (D) the performance measures applicable to some or all outstanding awards will be deemed to be satisfied at the target or any other level, (2) provide that some or all outstanding awards will terminate without consideration as of the date of the change of control, (3) require that shares of stock of the corporation resulting from such change of control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award, and/or (4) require outstanding awards, in whole or in part, to be surrendered by the holder, and to be immediately canceled, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an option or stock appreciation right, the number of our shares then subject to the portion of such option or stock appreciation right surrendered, whether vested or unvested, multiplied by the excess, if any, of the fair market value of a share of our common stock as of the date of the change of control, over the purchase price or base price per share of our common stock subject to such option or stock appreciation right, (ii) in the case of a stock award, the number of shares of our common stock then subject to the portion of such award surrendered, whether vested or unvested, multiplied by the fair market value of a share of our common stock as of the date of the change of control, and (iii) in the case of a performance unit award, the value of the performance units then subject to the portion of such award surrendered; (B) shares of capital stock of the corporation resulting from such change of control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

Under the 2018 Plan, a change of control will occur upon: (i) a person’s or entity’s acquisition, other than from Amesite Parent, of beneficial ownership of 50% or more of either our then outstanding shares or the combined voting power of our then outstanding voting securities, but excluding certain acquisitions by the company, its subsidiaries or employee benefit plans, or by a corporation in which our stockholders hold a majority interest; (ii) a reorganization, merger or consolidation of the company if our stockholders do not thereafter beneficially own more than 50% of the outstanding shares or combined voting power of the resulting company, (iii) certain changes to the incumbent directors of our Company, or (iv) a complete liquidation or dissolution of the company or of the sale or other disposition of all or substantially all of our assets; but excluding, in any case, the initial public offering or any bona fide primary or secondary public offering following the occurrence of the initial public offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Assuming the consummation of the Reorganization immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, the following is a description of transactions since July 1, 2017 to which we or Amesite Parent have been a party, in which the amount involved exceeds $120,000, and in which any of our respective directors, executive officers or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Common Stock Issued in the Insider Investment

Certain of Amesite Parent’s existing investors, including investors affiliated with certain of our directors, and Dr. Sastry, our chief executive officer, purchased an aggregate of 566,667 shares of common stock of Amesite Parent in a private placement (the “Insider Investment”), for an aggregate purchase price of approximately $680,000. The following investors in the Insider Investment are related to the Company:

Inside Investors	Relationship With Company	Investment
Anthony Barkett, PhD.	Director	$60,000
Ed Frank	Former Director	$50,000
Michael Losh	Director	$50,000
Richard Ogawa (through Ogawa P.C.)	Director	$30,000
Richard Ogawa	Director	$50,000
Ann Marie Sastry, Ph.D.	Chief Executive Officer and Director	$340,000
Mark Tompkins	Former Chief Executive Officer, Director and Current 5%> Holder	$100,000

Related Party Advances

Since November 2017, Dr. Sastry has advanced approximately $239,292 to us to fund its start-up operations, which included research and development, organizational costs, and various professional fees in connection with the private placement offerings and insider investment. We did not have a formal arrangement or agreement with Dr. Sastry pursuant to which these funds were paid. Dr. Sastry paid certain related expenses and was reimbursed out of proceeds of private placement financings. Dr. Sastry was repaid without interest.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We will enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at the end of our last completed fiscal year. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common stock as of April 13, 2020, by:

●	each person, or group of affiliated persons, known by us to beneficially own more than five percent of the outstanding shares of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or dispositive power as well as any shares that the individual has the right to acquire within 60 days of April 13, 2020 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 16,231,821 shares of our common stock outstanding as of April 13, 2020.

Shares of common stock that a person has the right to acquire within 60 days of April 13, 2020, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise noted below, the address of the persons listed on the table is c/o Amesite Inc., 205 East Washington Street, Suite B, Ann Arbor, Michigan 48104.

	Number of shares of Common Stock Beneficially Owned	Percentage Before Completion of Offering (1)	Percentage After Completion of Offering
Directors and Named Executive Officers (1)
Ann Marie Sastry, Ph.D.	6,216,667	38.30%		%
J. Michael Losh (2)	159,374	* %		%
Gilbert Omenn, M.D., Ph.D. (3)	83,124	* %		%
Richard Ogawa (4)	473,957	2.92%		%
Anthony M. Barkett (5)	130,000	* %		%
Barbie Brewer (6)	47,917	* %		%
Rick DiBartolomeo	—	—%		%
All directors and named executive officers as a group (7 persons)	7,111,039	43.81%		%

Greater than 5% Beneficial Owners:
Mark Tompkins (7)	2,900,667	17.87%		%

*	less than 1%

(1)	This represents the beneficial ownership as of April 13, 2020, which gives effect to the consummation of the Reorganization immediately prior to this offering. Securities that a person has the right to acquire within 60 days of April 13, 2020 are included in such person’s beneficial ownership.

(2)	Excludes 91,667 options to purchase shares of our common stock that vest more than 60 days from April 13, 2020.

(3)	Excludes 55,000 options to purchase shares of our common stock that vest more than 60 days from April 13, 2020.

(4)	Includes 25,000 shares of common stock held of record by OGAWA Professional Corporation. Mr. Ogawa is the beneficial owner of OGAWA Professional Corporation and has voting and investment power over the securities held by OGAWA Professional Corporation. Excludes 68,750 options to purchase shares of our common stock that vest more than 60 days from April 13, 2020.

(5)	Excludes 77,917 options to purchase shares of our common stock that vest more than 60 days from April 13, 2020.

(6)	Excludes 77,083 options to purchase shares of our common stock that vest more than 60 days from April 13, 2020.

(7)	Mr. Tompkins’ address is Apt. 1,Via Guidino 23, 6900 Lugano, Paradiso, Switzerland.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 1,000 shares of common stock, with 1,000 shares of common stock currently issued and outstanding. Additionally, after the consummation of the Reorganization, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have authorized capital stock consisting of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, with 16,231,821 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Unless stated otherwise, the following discussion summarizes the term and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, which has been publicly filed with the SEC.

Common Stock

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, provided, however, that, except as otherwise required by law, holders of our common stock shall not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon by law or pursuant to our certificate of incorporation. There are no cumulative rights with respect to our common stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are fully paid and non-assessable, and any shares of our common stock to be issued upon an offering pursuant to this prospectus will be fully paid and nonassessable upon issuance.

We have never paid cash dividends on our common stock. Moreover, we do not anticipate paying periodic cash dividends on our common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant. For a discussion of provisions in our charter that would have an effect of delaying or preventing a change of control, see “Anti-Takeover Effects of Provisions of Our Charter Documents.”

Preferred Stock

The following description of our preferred stock and the description of the terms of any particular series of our preferred stock that we choose to issue are not complete. These descriptions are qualified in their entirety by reference to our amended and restated certificate of incorporation and the certificate of designation, if and when adopted by our board of directors, relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

We currently have no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of our common stock.

Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Our board of directors may specify the following characteristics of any preferred stock, which may affect the rights of holders of our common stock:

●	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date or dates on which dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

●	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

●	the voting rights; and

●	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Warrants

After the consummation of the Reorganization, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have 2,045,315 warrants to purchase shares of our common stock outstanding with a weighted average exercise price of $1.57 per share.

Options

After the consummation of the Reorganization, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have 1,597,833 options to purchase shares of our common stock outstanding with a weighted average exercise price of $1.67 per share.

Other Convertible Securities

Other than the securities described above, we do not have any outstanding convertible securities.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all of our outstanding stock or without cause by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all of our outstanding stock.

Our amended and restated certificate of incorporation provides that certain amendments of our certificate of incorporation and amendments by our stockholders of our amended and restated bylaws require the approval of at least 66 and 2/3% of the voting power of all of our outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in management.

Our amended and restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Notwithstanding the foregoing, the exclusive provision shall not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act, or the Securities Act, or the respective rules and regulations promulgated thereunder.

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of our amended and restated bylaws in all respects. The amended and restated bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated bylaws provide that a special meeting of our stockholders may be called only by our Secretary and at the direction of our board of directors by resolution adopted by a majority of our board of directors. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors, the chairperson of our board of directors, the president or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board of directors also could be delayed until the next annual meeting.

Our amended and restated bylaws do not allow our stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a stockholders’ meeting.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the General Corporation Law, or Section 203. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

●	prior to this time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in management. It is possible that these provisions may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Following such time, if any, as our capital stock is listed on a national securities exchange or is held of record by more than 2,000 stockholders, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, please see the section titled “Directors and Executive Officers—Limitation of Liability and Indemnification.”

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company, or CST. CST’s address is 1 State Street 30th Floor, New York, NY 10004-1561 and its telephone number is (212) 845-3215.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we intend to apply to list our common stock on The NYSE American, we cannot assure you that our common stock will be listed on The NYSE American and if listed, there will be an active market for our common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be subject to a 180-day or one year lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period described below.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of common stock that are issuable pursuant to our 2018 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Lock-Up Agreements

We, each of our directors and executive officers, and the holders of all of our outstanding shares of common stock prior to this offering, have agreed that, without the prior written consent of the representative of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

●	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

●	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

●	publicly announce an intention to do any of the foregoing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been or will be requested from the Internal Revenue Service (the “IRS”) or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax if certain certification and disclosure requirements are satisfied. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

●	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes and therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you generally would be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal income withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation and any applicable intergovernmental agreements on their investment in our common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

                     is acting as the underwriter of the offering, and the Company has entered into an underwriting agreement on the date of this prospectus, with it as underwriter. Subject to the terms and conditions of the underwriting agreement, the Company has agreed to sell to the underwriters and the underwriters have agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus.

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The Company has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

The Company has granted the underwriters an over-allotment option. This option, which is exercisable for up to            days after the date of this prospectus, permits the underwriters to purchase a maximum of               additional shares (        % of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $        and the total net proceeds, before expenses, to us will be $        .

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.  The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over Allotment Option
Public offering price	$	$	$
Underwriting discount ( %)*	$	$	$
Proceeds, before expenses, to us	$	$	$

*	The Company shall pay to the underwriters an underwriting discount of % of the public offering price; provided, however, for securities sold to investors sourced through the Company, and as mutually agreed upon by the Company and the Underwriter, then the Company shall pay to Underwriter, in addition to the Non-accountable Expense Allowance, an underwriting discount or spread of % of the public offering price for the shares and the over-allotment shares shall be provided to the underwriters.

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $         per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

The Company will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering.  The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

The Company has agreed to pay the underwriters’ non-accountable expenses allowance equal to           % of the public offering price of the shares. The Company has also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel up to an amount of $           ; background checks of the Company’s officers and directors; preparation of bound volumes and cube mementos in such quantities as the underwriter may reasonably request; provided that these actual accountable expenses of the underwriter shall not exceed $         in the aggregate, including the fees and disbursements of the underwriter’s counsel.

The Company estimates that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          ..

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, the Company, its executive officers, directors and holders of the Company’s common stock and securities exercisable for or convertible into its common stock outstanding immediately upon the closing of this offering,  have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 180 days from the date of effectiveness of the offering.

The lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the restricted period, the Company issues an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the underwriters waive this extension in writing; provided, however, that this lock-up period extension shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

Underwriter Warrants

The Company has agreed to issue to the underwriters warrants to purchase up to a total of 5% of the shares of common stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option).  The warrants are exercisable at $      per share (125% of the public offering price) commencing on a date which is one year from the effective date of the offering under this prospectus supplement and expiring on a date which is no more than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G).  The warrants have been deemed compensation by FINRA and are therefore subject to a 12-month lock-up pursuant to Rule 5110(g)(1) of FINRA.  The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 12 months from effectiveness. The warrants may be exercised as to all, or a lesser number of shares of common stock, and will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of common stock and unlimited “piggyback” registration rights, both for a period of no greater than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders.  The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or the Company’s recapitalization, reorganization, merger or consolidation.  However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically.  The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders.  Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.  Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Company’s shares of common stock or preventing or retarding a decline in the market price of its shares of common stock.  As a result, the price of the Company’s common stock or warrants in the open market may be higher than it would otherwise be in the absence of these transactions.  Neither the Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the Company’s common stock.  These transactions may be effected on The NYSE American, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Company’s common stock on The NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution.  A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.  However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates for which they have received, and may in the future receive, customary fees.  However, except as disclosed in this prospectus, the Company has no present arrangements with the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.  The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.  Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the ability of the company to remain a going concern. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

Amesite Operating Company

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and Board of Directors of Amesite Operating Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Amesite Operating Company (the "Company") as of June 30, 2019 and 2018, and the related statements of operations, stockholder’s equity (deficit), and cash flows, for the periods from July 1, 2018 through June 30, 2019, January 1, 2018 through June 30, 2018, and November 14, 2017 (date of incorporation) through December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the periods from July 1, 2018 through June 30, 2019, January 1, 2018 through June 30, 2018, and November 14, 2017 (date of incorporation) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception, is still developing its service platform, has not completed its efforts to establish a stabilized source of revenues, and is unable to generate sufficient cash flow to sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte and Touche LLP

Detroit, MI

April 13, 2020

We have served as the Company's auditor since 2017.

Amesite Operating Company

Balance Sheets

June 30

	2019	2018
Assets
Current Assets
Cash and cash equivalents	$1,008,902	$4,274,116
Other receivable	-	5,000
Prepaid expenses and other current assets	97,842	53,609
Property and Equipment - Net (Note 3)	89,657	95,706
Capitalized Software – Net	974,562	99,000
Security Deposit (Note 8)	5,000	5,000
Total assets	$2,175,963	$4,532,431
Liabilities and Stockholder’s Equity
Current Liabilities
Accounts payable	$207,543	$5,264
Advances from stockholder	-	1,065
Accrued and other current liabilities:
Accrued compensation	48,643	47,674
Accrued subcontractor fees	28,000	16,915
Accrued professional fees	25,000	172,340
Other accrued liabilities	21,848	9,994
Total current liabilities	331,034	253,252
Stockholder’s Equity:
Common stock, $0.0001 par value; 1,000 shares authorized and outstanding
Contributed capital	6,305,427	4,800,746
Accumulated deficit	(4,460,498)	(521,567)
Total stockholder’s equity	1,844,929	4,279,179
Total liabilities and stockholder’s equity	$2,175,963	$4,532,431

See notes to financial statements.

Amesite Operating Company

Statement of Operations

Year ended June 30, 2019, Six Months Ended June 30, 2018, and Period from November 14, 2017
(date of incorporation) through December 31, 2017

	2019	2018	2017
Net Revenue	$14,920	$-	$-
Operating Expenses
General and administrative expenses	527,496	35,096	6,564
Research & development expenses	151,437	39,362	16,990
Travel expenses	43,891	3,155	1,938
Office rent	69,471	26,609	5,973
Professional fees	1,516,611	316,516	-
Payroll and related expenses	1,676,266	69,364	-
Total operating expenses	3,985,172	490,102	31,465
Interest Income	31,321	-	-
Net Loss	$(3,938,931)	$(490,102)	$(31,465)

Loss per Share
Basic loss per share	$(3,939)	$(490)	$(31)
Weighted average shares outstanding	1,000	1,000	1,000

See notes to financial statements.

Amesite Operating Company

Statement of Stockholder’s Equity (Deficit)

	Common Stock	Contributed Capital	Accumulated Deficit	Total
Balance - November 14, 2017	$-	$-	$-	$-
Net loss	-	-	(31,465)	(31,465)
Common stock issued	583	(183)	-	400
Balance - December 31, 2017	583	(183)	(31,465)	(31,065)
Net loss	-	-	(490,102)	(490,102)
Capital contribution		4,833,488	-	4,833,488
Recapitalization	(583)	(32,559)	-	(33,142)
Balance - June 30, 2018	-	4,800,746	(521,567)	4,279,179
Net loss	-	-	(3,938,931)	(3,938,931)
Capital contribution	-	1,504,681	-	1,504,681
Balance - June 30, 2019	$-	$6,305,427	$(4,460,498)	$1,844,929

See notes to financial statements.

Amesite Operating Company

Statement of Cash Flows

Year Ended June 30, 2019, Six Months Ended June 30, 2018, and Period from November 14, 2017
(date of incorporation) through December 31, 2017

	2019	2018	2017
Cash Flows from Operating Activities
Net loss	$(3,938,931)	$(490,102)	$(31,465)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities:
Depreciation and amortization	159,844	1,367	245
Stock compensation expense contributed from Parent	607,116	180,802	-
Stock warrant expense contributed from Parent	897,565	-	-
Changes in operating assets and liabilities which (used) provided cash:
Accounts receivable	5,000	-	-
Prepaid expenses and other assets	(44,233)	(58,609)	(5,000)
Accounts payable	202,279	5,264	-
Accrued compensation	969	-	-
Accrued and other liabilities	(124,401)	226,931	19,992
Net cash and cash equivalents used in operating activities	(2,234,792)	(134,347)	(16,228)
Cash Flows from Investing Activities
Purchase of property and equipment	(31,822)	(84,418)	(12,900)
Investment in capitalized software	(997,535)	(99,000)	-
Net cash and cash equivalents used in investing activities	(1,029,357)	(183,418)	(12,900)
Cash Flows from Financing Activities
Repayment of note to Lola One stockholder	-	(33,142)	-
Net repayments to stockholder	(1,065)	(27,663)	28,728
Capital contribution from Parent		4,652,686	-
Issuance of stock - net of offering costs	-	-	400
Net cash and cash equivalents (used in) provided by financing activities	(1,065)	4,591,881	29,128
Net (Decrease) Increase in Cash and Cash Equivalents	(3,265,214)	4,274,116	-
Cash and Cash Equivalents - Beginning of year	4,274,116	-	-
Cash and Cash Equivalents - End of year	$1,008,902	$4,274,116	$-
Significant Noncash Transactions
Assumption of Lola One liabilities of $33,452	$-	$33,142	$-
Acquisition of capitalized software included in accounts payable	56,255	-	-

See notes to financial statements.

Amesite Operating Company

Notes to Financial Statements

Note 1 - Nature of Business

Amesite Operating Company (the “Company”) is a Delaware corporation and a wholly-owned subsidiary of Amesite Inc., a Delaware corporation (“Amesite Parent”). The Company is an artificial intelligence driven platform and course designer, that provides customized, high performance and scalable online products for schools and businesses. The Company uses machine learning to provide a novel, mass customized experience to learners. Our customers are businesses, universities and colleges and K-12 schools, which are all considered one operating segment by the Company. The Company’s activities are subject to significant risks and uncertainties, including failure to secure additional funding to execute the current business plan. The Company’s operations are considered to be in one segment.

The Company was originally incorporated in the State of Delaware on November 14, 2017 under the name “Amesite Inc.” On April 27, 2018, Amesite Parent entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lola One Acquisition Corporation, a Delaware corporation (“Lola One”), and Lola One Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Lola One (“Lola Acquisition Sub”). Pursuant to the terms of the Merger Agreement, on April 27, 2018, the Company merged with and into Lola One Acquisition Sub, Inc., with the Company as the surviving entity. As a result, the Company became a wholly-owned subsidiary of Lola One. At the effective time of the Merger, Lola One changed its name to Amesite Inc. and our name was changed to Amesite Operating Company. Following the merger the Company changed the fiscal year end to June 30.

As part of the Merger, Amesite Parent issued an aggregate of 5,833,333 shares of common stock in exchange for 100 percent of the outstanding and issued shares of Amesite Operating Company common stock. In addition, awards of stock options to purchase 650,000 shares of Amesite Operating Company’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into options, with equivalent terms, to purchase 947,917 shares of common stock of Amesite Parent.

A note payable Lola One had outstanding prior to the Merger, which was repaid during the six month period ended June 30, 2018, was recorded in additional paid-in capital.

Note 2 - Significant Accounting Policies

Basis of Presentation

The Company’s fiscal year ends June 30. As a result of the change in fiscal year end disclosed in Note 1, the financial statements presented cover the full twelve months ended June 30, 2019, the six months ended June 30, 2018, and the period from inception, November 14, 2017, to December 31, 2017.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain expenses incurred by Amesite Parent on behalf of the Company, primarily share-based payment expenses, have been included in these financial statements and recorded as a capital contribution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 2 - Significant Accounting Policies (Continued)

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques.

In instances wherein inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The total amount of bank deposits (checking and savings accounts) that was insured by the FDIC at year end was $250,000.

Property and Equipment

Property and equipment are recorded at cost. The straight-line method is used for computing depreciation. Assets are depreciated over their estimated useful lives (primarily three to seven years). The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Depreciable Life - Years

Leasehold improvements	Shorter of estimated lease term or 10 years
Furniture and fixtures	7 years
Computer equipment and software	5 years

Capitalized Software Costs

The Company capitalizes significant costs incurred in the development of software for internal use, including the costs of the software, materials, consultants, and payroll and payroll related costs for employees incurred in developing internal use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. The Company began amortizing the first generation of its platform on October 1, 2018 over a period of three years and recognized amortization expense of approximately $122,000 for the year ended June 30, 2019.

Revenue Recognition

The Company generates substantially all of its revenue from contractually specified percentage arrangements with its university clients. The Company’s contracts with university clients have initial terms of 3 to 6 years and have a single performance obligation, as the promises to provide a platform of tightly integrated technology and services that university clients need to attract, enroll, educate and support students are not distinct within the context of the contracts. The single performance obligation is delivered as the university clients receive and consume benefits, which occurs ratably over a series of academic terms. The amounts received from university clients over the terms of the arrangement are variable in nature in that they are dependent upon the number of students that are enrolled in the program within each academic term. The amounts are allocated to and are recognized ratably over the related academic term, defined as the period beginning of the first day of classes through the last.

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Risks and Uncertainties

The Company intends to operate in an industry subject to rapid change. The Company’s operations will be subject to significant risk and uncertainties including financial, operational, technological, and other risks associated with an early stage company, including the potential risk of business failure.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a novel coronavirus as a “pandemic.” First identified in late 2019 and known now as COVID-19, the outbreak has impacted thousands of individuals worldwide. In response, many countries, including the United States, have implemented measures to combat the outbreak which have impacted global business operations. While management believes the Company’s operations have not been significantly impacted, the Company continues to monitor the situation. In addition, while the Company’s results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

Going Concern

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses since inception, is still developing its service platform, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover costs over an extended period of time. The Company does not have sufficient cash on hand or available liquidity that can be utilized to fund future operations for at least twelve months from the date of issuance of the financial statements. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital and implement its business plan. Despite management’s ongoing efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable. As a result, the Company has concluded that management’s plans do not alleviate substantial doubt about the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Research and Development

Research and development expenditures are charged to expense as incurred. Research and development expense of approximately $151,000, $39,000, and $17,000 was charged to expense during the year ended June 30, 2019, the six month period ended June 30, 2018, and the period from inception, November 14, 2017 to December 31, 2017, respectively.

Net Loss per Share

Basic net loss per share is computed by dividing net loss available to the shareholder by the weighted average number of common shares outstanding during the period.

Note 2 - Significant Accounting Policies (Continued)

Stock-Based Payments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the estimated fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company accounts for shares of Amesite Parent’s common stock, stock options and warrants issued to employees based on the fair value of the stock, stock option or warrant, if that value is more reliably measurable than the fair value of the consideration or services received.

The Company accounts for stock options and restricted shares of Amesite Parent’s common stock issued to non-employees in accordance with FASB ASC Subtopic 505-50 “Equity-Based Payments to Non-Employees”. Accordingly, the fair value of the stock compensation issued to non-employees is based upon the measurement date as determined at the earlier of either a) the date at which a performance commitment is reached, or b) the date at which the necessary performance to earn the equity instruments is complete. As a measurement date has not yet been reached for the stock options outstanding held by non-employees, the Company re-measures these outstanding options to fair value at each reporting period. The measurement date for all outstanding restricted shares may not be reached until the contractual end of the contract in September 2019. Accordingly, the Company has estimated the fair value of those services performed through June 30, 2019, and recorded an expense in the statement of operations.

Upcoming Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new guidance will be effective for the Company’s year beginning July 1, 2019. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Company has reviewed the new standard and its existing contracts and has determined there will be no transitional adjustment to the new standard for the fiscal year beginning July 1, 2019.

The FASB issued Accounting Standards Update “ASU” 2016-02, Leases, which will supersede the current lease requirements in ASC Topic 840. The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The new lease guidance will be effective for the Company’s year ending June 30, 2022 and will be applied using a modified retrospective transition method to the beginning of the latest period presented. The new lease standard is expected to have an effect on the Company’s financial statements as a result of the Company’s operating leases, as disclosed in Note 8, which will be reported on the balance sheet at adoption. Upon adoption, the Company will recognize a lease liability and corresponding right-to-use asset based on the present value of the minimum lease payments. The effects on the results of operations are not expected to be significant under the new standard.

Note 3 - Property and Equipment

Property and equipment are summarized as follows:

	June 30, 2019	June 30, 2018

Leasehold improvements	$47,129	$47,129
Furniture and fixtures	33,653	27,488
Computer equipment and software	48,358	22,701
Total cost	129,140	97,318
Accumulated depreciation	39,483	1,612
Net property and equipment	$89,657	$95,706

Depreciation expense for the year ended June 30, 2019, the six-month period ended June 30, 2018, and the period from inception, November 14, 2017 to December 31, 2017, was $37,871, $1,367, and $245, respectively.

Note 4 - Common Stock and Contributed Capital

After the Merger, the Company has 1,000 shares of common stock, par value $0.0001, authorized and issued to Amesite Parent.

Amesite Parent issued an aggregate of 2,921,145 shares of common stock pursuant to closings of a private placement on April 27, 2018 and also on June 8, 2018, at the sale price of $1.50 per share. The aggregate gross proceeds were approximately $4.4 million.

In connection with the private placement, Amesite Parent agreed to compensate the U.S. registered broker-dealer (the “Placement Agent” with (i) a cash commission of 10 percent of the gross proceeds raised from investors in the private placement introduced by them, and (ii) warrants to purchase that number of shares of common stock equal to 10 percent of the number of shares of common stock sold to investors in the private placement introduced by them. Accordingly, the $438,172 cash commission paid and warrants with a fair value of $203,615 issued to the Placement Agent to purchase up to an aggregate of 292,114 shares of common stock were accounted for as issuance costs by Amesite Parent. The net proceeds were contributed to the Company.

Concurrent with the closing of the private placement, former shareholders of Amesite Parent purchased 895,829 shares of common stock of Amesite Parent at a price of $1.20 per share for aggregate gross proceeds of approximately $1 million. The net proceeds were contributed to the Company.

Note 5 - Warrants

During the year ended June 30, 2019 and the six-month period ended June 30, 2018, Amesite Parent issued 1,479,078 and 292,114 common stock warrants, respectively, to a placement agent related to fundraisings and other advisory services. The warrants have a term of five years from the closing date of the private placements and an exercise price of $1.50 per share. Amesite Parent measures the fair value of the warrants using the Black-Scholes Model (“BSM”).

The 1,479,078 warrants were issued for services delivered to the Company, so the value of the warrants of $897,565 has been included in Professional fees and recorded as contributed capital.

Note 5 - Warrants (Continued)

The fair value of the warrants issued during the year ended June 30, 2019 and the six months ended June 30, 2018 was $897,565 and $203,615, respectively, based on the following inputs and assumptions below.

	2019	2018

Volatility (percent)	43	45
Risk-free rate (percent)	2	3
Expected term (in years)	5	6

The weighted-average exercise price of all warrants outstanding as of June 30, 2019 and 2018 was $1.50 per share.

Note 6 - Stock-Based Compensation

Amesite Parent’s Equity Incentive Plan (the “Plan”) permits the grant of stock options, stock appreciation rights, restricted stock, or restricted stock units to officers, employees, directors, consultants, agents, and independent contractors of Amesite Parent and the Company. Amesite Parent believes that such awards better align the interests of its employees, directors, and consultants with those of its stockholders. Option awards are generally granted with an exercise price equal to the fair value of Amesite Parent’s stock at the date of grant; those option awards generally vest over two years from the grant date and generally have ten-year contractual terms. Certain option awards provide for accelerated vesting (as defined in the Plan). Share-based payment expenses incurred by Amesite Parent on behalf of the Company have been included in Payroll and related expenses and recorded as contributed capital.

Amesite Parent has reserved 2,529,000 shares of common stock to be available for granting under the Plan.

On July 13, 2018, Amesite Parent issued 340,278 restricted shares of common stock in exchange for consulting services provided to the Company during the six month period ended June 30, 2018, and for future services not yet rendered. The expense is recorded ratably over the term of the consulting contract and amounted to $245,000 during the year ended June 30, 2019. The restricted shares are subject to various provisions that prevent the stockholders from selling, transferring or pledging the shares until the earlier of twelve months after Amesite Parent’s common stock is quoted and traded on public exchange or October 1, 2019.

Amesite Parent estimates the fair value of each option award using a BSM that uses the weighted-average assumptions included in the table below. Expected volatilities are based on historical volatility of comparable companies. Amesite Parent uses historical data to estimate option exercise within the valuation model, or estimates the expected option exercise when historical data is unavailable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Amesite Parent has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. When calculating the amount of annual compensation expense, Amesite Parent has elected not to estimate forfeitures and instead accounts for forfeitures as they occur.

Note 6 - Stock-Based Compensation (Continued)

A summary of option activity for the six month period ended June 30, 2018 and the year ended June 30, 2019 is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Total Shares

January 1, 2018	-	$-	0	-
Granted	947,917	1.50	10.0	947,917
Outstanding at June 30, 2018	947,917	1.50	10.0	947,917
Outstanding at July 1, 2018	947,917	1.50	10.0	947,917
Granted	270,916	1.50	9.05	270,916
Exercised	(127,000)	1.50		(127,000)
Outstanding at June 30, 2019	1,091,833	1.50	8.90	1,091,833
Vested or expected to vest at June 30, 2019	1,091,833	1.50	8.90	1,091,833
Exercisable at June 30, 2019	632,909	1.50	8.77	632,909

The weighted-average grant-date fair value of options granted during the year ended June 30, 2019 was $0.70. The options contained time-based vesting conditions satisfied over periods from two to four years from the grant date.

The Company recognized $607,115 and $180,802 of expense related to the Plan for the year ended June 30, 2019 and the six month period ended June 30, 2018, respectively. There was no expense for the period from inception, November 14, 2017, to December 31, 2017. The expense is comprised of $245,000 for consulting services settled in restricted shares and $362,115 related to stock options for the year ended June 30, 2019. The expense is comprised of $102,084 for consulting services settled in restricted shares and $78,718 related to stock options for the period June 30, 2018.

As of June 30, 2019, there was approximately $321,000 of total unrecognized compensation cost for employees and non-employees related to nonvested options. That cost is expected to be recognized over a weighted-average period of 1 year.

As of June 30, 2019, there was approximately $61,000 of total unrecognized compensation cost for non-employees related to unrendered services. That cost is expected to be recognized over the remaining contractual period of approximately 3 months.

Note 7 - Related Party Transactions

The following is a description of transactions between the Company and related parties:

Advances from stockholder

As of June 30, 2018 and December 31, 2017 the Company had outstanding advances from a stockholder of Amesite Parent totaling $1,065 and $28,728, respectively. Advances from a stockholder of Amesite Parent amounting to $210,564 and $28,728 to fund certain costs were received during the period ended June 30, 2018 and December 31, 2017, respectively. The Company repaid most of the advances during the period ended June 30, 2018, with the remaining balance repaid during the period ended June 30, 2019. There were no amounts outstanding at June 30, 2019.

Note 8 - Operating Lease

The Company is obligated under an operating lease primarily for its office, which was amended on March 19, 2019. Prior to the amendment, the lease required monthly rent of $3,733. The lease requires the Company to pay insurance, utilities, and shared maintenance costs in addition to the monthly rent of $7,942. A refundable security deposit of $5,000 was also required as part of the lease. The lease expires in May 2022 and has a one year renewal option. The Company has given notice that they will not renew the lease and that certain assets associated with the lease will be abandoned in the fourth quarter. Total rent expense was $69,471, $26,609, and $5,973 for the year ended June 30, 2019, the six month period ended June 30, 2018, and the period from inception, November 14, 2017, to December 31, 2017, respectively. The future minimum annual commitments under this operating lease are as follows:

Period Ending June 30	Amount

2020	$95,310
2021	95,310
2022	87,368
Total	$277,988

Note 9 - Income Taxes

The Company files a consolidated tax return with Amesite Parent, and accounts for income taxes on a separate-return basis. For the year ended June 30, 2019 and prior periods since inception, the Company’s activities have not generated taxable income or tax liabilities. Accordingly, the Company has not recognized an income tax expense or benefit.

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate to income before taxes is as follows:

	June 30, 2019	June 30, 2018	December 31, 2017

Income tax recovery, computed at the applicable federal tax rate (21 percent for 2019 and 2018 and 34 percent for 2017) of pretax loss	$(827,176)	$(102,921)	$(10,698)
Effect of nondeductible expenses	4,085	191	100
State income tax recovery	(185,454)	-	-
Change in valuation allowance	1,030,996	98,662	10,598
Adjustments of prior year estimates and other	(22,451)	4,069	-
Total provision for income taxes	$-	$1	$-

The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes as a result of adjustments to the valuation allowance and expenses that are not deductible for tax purposes.

The details of the net deferred tax asset are as follows:

	June 30, 2019	June 30, 2018

Deferred tax assets:
Depreciation	$(23,077)	$339
Start-up and organizational costs	170,895	68,077
Stock compensation expense	340,870	16,530
Capitalized software	(250,852)	-
Straight line rent adjustment for book	5,267	-
Charitable contributions	772	-
Net operating loss carryforwards	897,184	24,358
Gross deferred tax assets	1,141,059	109,304
Valuation allowance recognized for deferred tax assets	(1,141,059)	(109,304)
Net deferred tax assets	$-	$-

The Company has approximately $3,486,000 of net operating loss carryforwards available to reduce future income taxes, of which approximately $17,000 of net operating loss carryforwards expire in 2037. Due to uncertainty as to the realization of the net operating loss carryforwards and other deferred tax assets as a result of Amesite Parent’s limited operating history and operating losses since inception, a full valuation allowance has been recorded against the Company’s deferred tax assets.

Note 10 - Subsequent Events

During the six months ended December 31, 2019, Amesite Parent issued 2,741,235 shares of its common stock at a price of $2 (total net proceeds of approximately $4.7 million) to accredited investors in a private placement offering (Offering). In connection with the Offering, Amesite Parent has agreed to issue five (5) year warrants to the placement agent to purchase ten (10%) of the common shares sold for an exercise price equal to $2. Total warrants of approximately 274,123 are expected to be issued to the placement agent in the fourth quarter of fiscal 2020. The net proceeds were contributed to the Company.

The Company measures the warrants using the Black-Scholes Model (“BSM”) to estimate their fair value. The fair value of the warrants issued during the quarter was approximately $225,000 based on the following inputs and assumptions using the BSM: (i) expected stock price volatility of 45.00%; (ii) risk-free interest rate of 1.69%; and (iii) expected life of the warrants of 5 years. The warrants were issued for services delivered to the Company, and the value of the warrants have been included in expenses and recorded as contributed capital.

In March 2020, Amesite Parent issued equity awards under the Plan to purchase 663,000 shares of common stock to directors, employees, and advisors at an exercise price of $2 per share. The awards were issued for services delivered to the Company, and the value of the awards will be included in expenses and recorded as contributed capital.

                              Shares

Amesite Operating Company

Common Stock

Prospectus

                         , 2020

Until             , 2020 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee	$
NYSE American initial listing fee	$
Blue sky qualification fees and expenses	$
Transfer agent and registrar fees	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
Miscellaneous	$

Total

Item 14.    Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

Our amended and restated certificate of incorporation provides that to the fullest extent permitted by the General Corporation Law, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated bylaws provide that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our amended and restated bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our amended and restated bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the amended and restated bylaws of or otherwise.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

In addition to the indemnification obligations required by our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought or threatened to be brought against them by reason of the fact that they are or were our agents.

As a condition to the Merger, we also entered into a Pre-Merger Indemnity Agreement with our former officers and directors, pursuant to which we agreed to indemnify such former officers and directors for actions taken by them in their official capacities relating to the consideration, approval and consummation of the Merger and certain related transactions.

We expect to obtain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 15.    Recent Sales of Unregistered Securities

On April 27, 2018 we issued 1,000 shares of our common stock to Amesite Parent in connection an Agreement and Plan of Merger, dated April 27, 2018. As a result, we became a wholly-owned subsidiary of Amesite Parent.

The transactions described above were exempt from registration under Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D) as not involving any public offering.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement
2.1	Form of Agreement and Plan of Merger and Reorganization, by and among Amesite Operating Company, a Delaware corporation, and Amesite Inc., a Delaware corporation.
3.1	Form of Certificate of Merger relating to the merger of Amesite Inc. with and into Amesite Operating Company, to be filed with the Secretary of State of the State of Delaware.
3.3	Amended and Restated Certificate of Incorporation, as currently in effect.
3.4	Amended and Restated Bylaws, as currently in effect.
4.1	Specimen Stock Certificate evidencing the shares of common stock
5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1+	2017 Equity Incentive Plan and forms of award agreements thereunder, assumed in the Reorganization
10.2+	2018 Equity Incentive Plan and forms of award agreements thereunder, assumed in the Reorganization.
10.4+	Employment Agreement dated as of November 14, 2017 by and between Amesite Operating Company and Ann Marie Sastry, Ph.D.
10.7	Lease Agreement dated as of November 13, 2017 by and between Amesite Operating Company and 205-207 East Washington, LLC.
10.12+	Employment Agreement dated as of April 27, 2018 by and between the Company and Ann Marie Sastry.
10.13	Form of Lock-up Agreement
10.14	Consulting Agreement by between the Company and Richard DiBartolomeo
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page hereto)

101.INS (5)	XBRL Instance Document
101.SCH (5)	XBRL Taxonomy Extension Schema Document
101.CAL (5)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF (5)	XBRL Taxonomy Definition Linkbase Document
101.LAB (5)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE (5)	XBRL Taxonomy Extension Presentation Linkbase Document

* filed herewith.

** previously filed.

+ Indicates a management contract or any compensatory plan, contract or arrangement.

# Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statement and have been filed separately with the Securities and Exchange Commission.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Ann Arbor, State of Michigan, on the     day of          , 2020.

Amesite Inc.

By:
Ann Marie Sastry, Ph.D.
Its:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ann Marie Sastry, Ph.D., his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, President and Chairman of the Board
Ann Marie Sastry, Ph.D.	(Principal Executive Officer)

Chief Financial Officer
Richard D. DiBartolomeo	(Principal Financial Officer and Principal Accounting Officer)

Director
J. Michael Losh

Director
Gilbert Omenn, M.D., Ph.D.

Director
Richard T. Ogawa

Director
Anthony M. Barkett

Director
Barbie Brewer